As Filed with the Securities and Exchange Commission on October 13, 2000,
                                                   Registration No. 333-________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      -------------------------------------
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                               YouthlineUSA, INC.
             ------------------------------------------------------
             (Exact name of Registrant as Specified in Its Charter)

           Delaware                         2700                 22-3674998
------------------------------- ---------------------------- ------------------
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
 incorporation or organization)     Classification Code)     Identification No.)

                               Youthline USA, Inc.
                                    4581 US9
                            Howell, New Jersey 07731
                                 (732) 886-0833
    ------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Saki Dodelson
                                    President
                               Youthline USA, Inc.
                                    4581 Us9
                            Howell, New Jersey 07731
                                 (732) 886-0833
            --------------------------------------------------------
            (Name, address, including zip code, and telephone number
                   including area code, of agents for service)

                      ------------------------------------
                                   Copies to:

                             Stuart Neuhauser, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10036
                                 (212) 704-0100

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                                              Continued overleaf

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------

==========================================================================================================
                                                  Proposed Maximum    Proposed Maximum
    Title of Each Class of       Amount To Be    Offering Price Per       Aggregate          Amount Of
  Securities To Be Registered     Registered        Security (1)       Offering Price    Registration Fee
----------------------------------------------------------------------------------------------------------
 Common Stock(2)                  14,760,000          $ .30              $4,428,000           $1,168.99
----------------------------------------------------------------------------------------------------------

 Common Stock(3)                     550,000          $3.00              $1,650,000           $  435.60
----------------------------------------------------------------------------------------------------------

 Common Stock(3)                   1,390,000          $4.00              $5,560,000           $1,467.84
----------------------------------------------------------------------------------------------------------

 Common Stock(3)                     950,000          $5.00              $4,750,000           $1,254.00
----------------------------------------------------------------------------------------------------------

 Common Stock(4)                  40,459,768          $ .2175            $8,800,000           $2,323.20
----------------------------------------------------------------------------------------------------------
                   Total                                                                      $6,649.63
==========================================================================================================

(1) Estimated solely for purposes of calculating registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the "Act") based upon the average of the high and low sales prices of the Common Stock on October 10, 2000, as reported on the NASD OTC Bulletin Board.

(2)      Common stock outstanding held by selling securityholders.

(3) These shares of common stock are not outstanding and are issuable upon exercise of warrants to purchase common stock (that are not being registered hereunder) held by selling securityholders. In accordance with Rule 457(g) of the Act, the offering price is based on the highest of the following: (a) the price at which such warrants may be exercised or (b) the price of the common stock as determined in accordance with Rule 457(c) under the Act. See Footnote 1.
(4) Common stock issuable upon conversion of $4,000,000 in principal amount of 10% Convertible Notes. For purposes of estimating the number of common stock to be included in this registration statement, we calculated 200% of the aggregate number of shares of common stock into which 110% of the principal amount of such notes would be convertible in full at $.2175 per share, which was the conversion price on October 11, 2000.

                        -------------------------------

         Pursuant to Rule 416 of the Act, this registration statement also covers such indeterminate additional shares of common stock as may become issuable as a result of stock splits, stock dividends or other similar events.

                        -------------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the securities and exchange commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS                         SUBJECT TO COMPLETION; DATED OCTOBER 13, 2000


                        58,109,768 SHARES OF COMMON STOCK

                                       OF

                               YouthlineUSA, INC.


         We are registering up to 58,109,768 shares of our common stock for sale by certain shareholders of our company identified in this prospectus. These shareholders are referred to throughout this prospectus as "selling securityholders."

         These individuals who wish to sell their shares of our common stock may offer and sell their shares on a continuous or delayed basis in the future. These sales may be conducted in the open market or in privately negotiated transactions and at market prices, fixed prices or negotiated prices. We will not receive any of the proceeds from the sales of shares by the selling securityholders but we will receive funds from the exercise of their warrants.

         Our common stock is traded on the OTC Electronic Bulletin Board under the symbol "YLNE". On October 10, 2000, the closing sales price for the common stock on the OTC Electronic Bulletin Board was $.30 per share.

         Our principal executive offices are located at 4581 US9, Howell, NJ 07731. Our telephone number is (732) 886-0833.

         Our common stock being offered by this prospectus involves a high degree of risk. You should read the "Risk Factors" section beginning on page 8 before you decide to purchase any common stock.

                      ------------------------------------

         Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.


                The date of this Prospectus is _________ __, 2000

                                TABLE OF CONTENTS



Prospectus summary...........................................................3
Selected financial data......................................................6
Risk factors.................................................................7
Forward-looking statements..................................................14
Use of proceeds.............................................................14
Selling securityholders.....................................................15
Plan of distribution........................................................18
Directors, Executive Officers, Promoters and Control Persons................20
Security ownership of certain beneficial owners and management..............24
Description of securities...................................................25
Disclosure of commission position on indemnification for securities act liabilities...........................................................30
Our business................................................................31
Management's discussion and analysis of financial condition and results of operations.............................................................44
Certain relationships and related transactions..............................51
Market for common equity and related stockholders matters...................53
Executive Compensation......................................................54
Legal matters...............................................................55
Experts.....................................................................55
Available Information.......................................................55

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY

         This summary highlights certain information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information regarding YouthlineUSA and our financial statements and the related notes appearing elsewhere in this prospectus.

                                   OUR COMPANY

         Youthline USA is an industry leader in integration of technology and curriculum, together with the news, into the classroom. Our mission is to promote reading excellence, combat the digital divide, and offer school-to-career training through our award-winning weekly newspaper, monthly magazine, and daily Web site. We have created a niche in the youth and educational markets by being the only company to offer this total integration of news, technology, and curriculum basics directly into the classroom. At the same time, we are forging strong relationships with corporate America by providing them with an effective vehicle for reaching today's youth through advertising and sponsorships.

         Our suite of products include:

o Youthline-usa.com, a daily subscription Web site used in schools and homes throughout the country. News articles on the Web site are linked to curriculum-based interactive activities, offering educators a customized reading curriculum together with technology training. Full assessment and accountability allow tracking of student performance.

o Youthline USA newspaper, a weekly national newspaper with regional inserts with 640,000 subscribers throughout the country. The newspaper comes together with lesson plans, giving educators an excellent resource for teaching current events and other subjects. It also provides a reading curriculum for schools that are not yet using the Internet in their classrooms.

o Youthline USA Fun and Feature magazine, a monthly magazine that offers in-depth coverage of complex topics. Children enjoy the colorful graphics and exciting features, while the sturdy format is an attractive advertising vehicle for corporate sponsors.

o The three products combine to offer schools a solution to the demands of integrating today's technology while maintaining the standards of the core reading curriculum. Schools lack the time, resources, and training to fully manage both challenges successfully. Youthline USA provides a total solution, whereby today's technology is already fully integrated with the reading curriculum and is further supplemented by print publications.

BUSINESS STRATEGY

         Key elements of our strategy are to:

o Develop distinctive products. Our mission is to develop niche products in the multi-media educational market, particularly news and curriculum-based products. Our distinctive suite of products offers educators curriculum-based resources that address reading, technology, and school-to-career training--three of the most the important issues facing schools today.

o Leverage strategic corporate partnerships. Our strategy is to develop strategic alliances with large corporations through advertising and corporate sponsorships to take advantage of their existing sales, marketing and distribution networks. Our strategy is to become the market leader for enhanced Internet and multi-media curriculum-based educational products.

o Create barriers to entry through first mover positioning and proprietary products. We are moving rapidly to establish the Youthline USA product line as the multi-media educational products of choice for schools. In addition, we hope to create sufficient barriers to entry for other new entrants by leveraging the distribution channels of its partners.

o Capitalize on specialized expertise. Our executive officers and employees have extensive experience in business, education, finance, publishing, marketing, and sales. Within three years, the team has successfully managed to grow the business from a single youth newspaper to a broad range of print and online products and services for children, parents, and teachers.

STRATEGIC ALLIANCES

         Youthline USA has established several alliances with major corporations to promote its products through their existing sales networks. Presently, our partners include Sun Microsystems, VillageNet, Disney, the Academy of Natural Sciences, and Notesys, among others. We presently are negotiating possible partnerships with leading suppliers of educational products and services, and intend to leverage these and future partnerships into an extensive distribution network for the Youthline USA product line.

HISTORICAL INFORMATION

         Youthline USA, Inc. was incorporated on July 27, 1999 pursuant to the laws of the State of Delaware as the successor to Ult-I-Med Health Centers, Inc., a Utah corporation ("Ult-I-Med"), which was incorporated in 1983 under the laws of the State of Utah (originally under the name Picadilly Technology, Inc.). We were organized to effectuate a reincorporation of Ult-I-Med with and into Youthline USA on August 16, 1999.

         Ulti-I-Med was originally organized to engage in the mining of metalliferous chemicals. In 1988, Ulti-I-Med ceased such activities and began engaging in the business of owning and operating camping and recreation facilities. In 1991, Ulti-I-Med ceased such activities and began engaging in the business of owning and operating supervised primary care, health and rehabilitation centers. In January 1996, Ulti-I-Med filed a Chapter 11 bankruptcy petition. Ult-I-Med liquidated all of its assets and its plan of reorganization was filed with the court in February 1998. All of Ult-I-Med debts were paid, and the court entered a final decree in September 1999.

         In August 1999, Ult-I-Med acquired all of the outstanding capital stock of S&S Plus, Inc., a wholly-owned subsidiary of Youthline USA which operates the publication Youthline USA, in exchange for the issuance of 5,500,000 shares of its common stock, representing a majority of the total issued and outstanding capital stock of Youthline USA. On such date, the directors and officers resigned and were replaced with some of the current officers and directors.

         Our principal place of business is located at 4581 US Highway 9, Howell, NJ, 07731. Our general phone number is (732) 886-0833. Our Web site address is www.youthline-usa.com.

                                  THE OFFERING

Shares outstanding before offering (1)....................  20,739,350 shares of common stock.

Shares outstanding offered by selling securityholders.....  14,760,000 shares of common stock.

Shares underlying warrants offered by selling               2,890,000 shares of
securityholders...........................................  common stock.

Shares underlying convertible notes offered by selling      40,459,768 shares of
securityholders (2).......................................  common stock

Plan of distribution......................................  The offering of our shares of common
                                                            stock is being made
                                                            by shareholders of
                                                            our company who wish
                                                            to sell their
                                                            shares. Sales of our
                                                            common stock may be
                                                            made by the selling
                                                            securityholders in
                                                            the open market or
                                                            in privately
                                                            negotiated
                                                            transactions and at
                                                            market prices, fixed
                                                            prices or negotiated
                                                            prices.

Use of proceeds...........................................  We will not receive any of the proceeds
                                                            from the sale of the
                                                            shares owned by the
                                                            selling
                                                            securityholders.
                                                            However, we will
                                                            receive $11,960,000
                                                            if all of the
                                                            warrants are
                                                            exercised. Such
                                                            funds will be used
                                                            for working capital
                                                            and general
                                                            corporate purposes.

--------------------
(1)  As of September 30, 2000.
(2) Represents 200% of the aggregate number of shares of common stock into which 110% of the principal amount of our 10% convertible notes would be convertible in full at $.2175 per share, which was the conversion price on October 11, 2000.

                             SELECTED FINANCIAL DATA


         The following selected financial data is qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The financial information set forth below is audited with respect to the annual period ended December 31, 1999 and unaudited for the six month period ended June 30, 2000, and has been prepared by our management.

                                            Year Ended       Six Months Ended
                                         ---------------------------------------
                                            December 31,         June 30,
                                               1999                2000
                                               ----                ----

STATEMENT OF OPERATIONS DATA:                (audited)          (unaudited)
Revenues .............................
                                            $  168,967          $  567,035
Costs of goods sold ..................         321,320           1,336,643
Operating expenses....................       3,271,695           5,540,722
Loss from operations..................      (3,424,048)         (6,310,330)
Interest expense, net.................       1,362,952           2,947,047
Net loss..............................      (4,787,000)         (9,257,377)


                                                As of              As of
                                          December 31, 2000    June 30, 2000
                                       ----------------------------------------

                                               Actual
                                               ------

    SELECTED BALANCE SHEET DATA:              (audited)        (unaudited)

    Cash and cash equivalents.........         572,720            164,760

    Working capital...................              --                 --

    Total assets......................         988,082          1,316,573

    Total liabilities.................       2,030,118          4,126,580

    Stockholders' equity (deficit)....      (1,042,036)        (2,810,007)

                                  RISK FACTORS

         You should carefully consider the following risk factors and all other information contained in this prospectus before investing in our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could adversely affect our business, financial condition and results of operations and could result in a complete loss of your investment. The risks and uncertainties described below are not the only ones we may face.

We have a recent history of losses.

         We have incurred net losses of $323,835 and $4,787,000 ($3,403,768 of which was stock compensation expenses) for the years ended December 31, 1998 and 1999, respectively and $9,257,377 ($1,550,000 of which was stock compensation expenses) for the six month period ended June 30, 2000. We expect that losses will increase and continue until such time, if ever, as we can generate sufficient revenue through website and newspaper subscribers and/or obtain sufficient advertisements and sponsorships. We will need to generate a substantial increase in revenues to become profitable. In addition, we had an accumulated deficit of $14,544,615 at June 30, 2000.

Because we have been in business for a short period of time, there is limited information upon which investors can evaluate our business; we are in our early stages of development.

         We initiated deployment of our newspaper product in 1997, and our Web-based product in January 2000. Because our products are new, we should be evaluated as an early-stage company. Consequently, we have a very limited operating history upon which investors may base an evaluation of our business and determine our prospects for achieving our intended business objectives. We are prone to all of the risks inherent to the establishment of any new business venture, including unforeseen changes in our business plan. Investors should consider the likelihood of our future success to be highly speculative in light of our limited operating history, as well as the limited resources, problems, expenses, risks and complications frequently encountered by similarly situated companies in the early stages of marketing, particularly companies in new and rapidly evolving markets, such as the Internet. To address these risks, we must, among other things, maintain and increase its customer base, implement and successfully execute our business and marketing strategies, continue to develop and upgrade our information technology, continually update and improve our product offerings and features, provide superior customer service, respond to industry and competitive developments, and attract, train, integrate, retain and motivate qualified personnel. We may not be successful in addressing these risks. If we are unable to do so, our business, prospects, financial condition and results of operations would be materially and adversely affected.

Our additional financing requirements could result in dilution to existing stockholders.

         If additional financing is required, it could be obtained through one or more transactions which effectively dilute the ownership interests of holders of our common stock. Further, there can be no assurance that we will be able to secure such additional financing. We have the authority to issue additional shares of common stock, as well as additional classes or series of ownership interests or debt obligations of Youthline USA which may be convertible into any class or series of ownership interests in Youthline USA. We are authorized to issue 50,000,000 shares of Common Stock and 5,000,000 shares of preferred stock. Such securities may be issued without the approval or other consent of the holders of our common stock. In light of existing derivative securities currently outstanding, we would be obligated to take steps to have authority to issue additional shares of common stock.

         We believe that cash on hand and anticipated revenues from operations, will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next six to twelve months. Our belief is based on our operating plan which in turn is based on assumptions, which may prove to be incorrect. As a result, our financial resources may not be sufficient to satisfy our capital requirements for this period. In addition, we may need to raise significant additional funds prior to the completion of this period in order to support our growth, develop new or enhanced products, respond to competitive pressures, acquire or invest in complementary or competitive businesses or technologies or take advantage of unanticipated opportunities. If our financial resources are insufficient and, in any case, after this six to twelve month period, we will require additional financing in order to implement our growth strategy. We cannot be certain that this additional financing, if needed, will be available when needed, on acceptable terms, or at all. Furthermore, any additional debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility with respect to business matters. If adequate funds are not available when needed on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities, repay debt obligations as they become due or respond to competitive pressures, any of which would have a material adverse effect on our business, prospects, financial condition and results of operations.

We depend upon our senior management, and their loss or unavailability could put us at a competitive disadvantage.

         Our success depends largely on the skills, experience and reputation of certain key management and technical personnel. The loss or unavailability of any of these individuals for any significant period of time could have a material adverse effect on our business, prospects, financial condition and results of operations. There can be no assurance that we will be able to replace these key individuals in the event their services become unavailable. See "Management."

Others may develop or purchase comparable or superior technology.

         Our management believes that our Internet-based technology reflects the current state of the art for educational and multi-media Internet offerings. However, others could develop, and may have developed, comparable or superior technology that we are not aware of. We cannot guarantee that future innovations in curriculum-based Internet Web site development will not eliminate any technological advantage we may currently enjoy over our competition or render our approach obsolete. We expect that we will be required to maintain a continuous program of technological innovation in order to take advantage of general technological advances and to remain competitive.

Others may develop or purchase comparable or superior publications.

         Our management believes that Youthline USA's publications and content occupy a unique and important niche in the youth and educational markets. However, existing publishing firms, especially those with much greater resources than us, could develop, or may have developed, comparable publications that we are is not aware of. We cannot guarantee that future publications for children will not eliminate any advantage we may currently enjoy over its competition.

We depend on the continued growth of Internet usage and infrastructure for our business.

         Our market is new and rapidly evolving. Our business would be adversely affected if usage of the Internet does not continue to grow. Internet usage may be inhibited for a number of reasons, such as:

o    inadequate network infrastructure;

o    security concerns; and

o    inconsistent quality of service.

         If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth or its performance and reliability may decline. In addition, Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If use of the Internet does not continue to grow, or if the Internet infrastructure does not effectively support growth that may occur, our business, results of operations and financial condition would be materially and adversely affected.

We must keep pace with rapidly changing technologies to be successful.

         The Internet and educational multi-media markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer demands. The introduction of new products and services embodying new technologies and the emergence of new industry standards and practices can render existing products and services obsolete and unmarketable or require unanticipated investments in research and development.

         Our future success will depend on our ability to adapt to rapidly changing technologies, to enhance existing solutions and to develop and introduce a variety of new solutions to address the changing demands of our customers. In addition, increased availability of Internet access that delivers greater amounts of data faster is expected to enable the development of new products and services that take advantage of this expansion in delivery capability. Our failure to adapt successfully to these changes could adversely affect our business, results of operations and financial condition. We may also experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our products or services. In addition, any new products or services that we develop must meet the requirements of our current and prospective customers and must achieve significant market acceptance. Material delays in introducing new products and services may cause customers to forego purchases of our products and services and purchase those of its competitors.

We may not be able to compete effectively in the industries in which we conduct operations.

         The educational multi-media industry is a fast moving, highly innovative industry. We need to constantly develop leading edge products and services and market them effectively in order to retain a competitive edge. We expect that competition will intensify and increase in the future. As a result, our potential competitors may be better positioned to address the changes to the industry or may react more favorably to these changes, which could have a material adverse effect on our business, prospects, financial condition and results of operations. Although at the present time, we believe our products are competitive, potential competitors could, at any time, elect to focus additional resources in our target markets, which could materially adversely affect our business, prospects, financial condition and results of operations. Many of our potential competitors have longer operating histories, larger customer bases, longer relationships with clients and significantly greater financial, technical, marketing and public relations resources than we do. We must rely on the skill of our personnel to implement our plans. The emergence of competition with more resources could have a material adverse effect on our business, prospects, financial condition and results of operations.

The limited prior public market and trading market may cause possible volatility in our stock price.

         There has only been a limited public market for our securities and there can be no assurance that an active trading market in our securities will be maintained. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies. The trading price of our common stock is expected to be subject to significant fluctuations in response to variations in quarterly operating results, changes in analysts' earnings estimates, announcements of innovations by us or our competitors, general conditions in the industry in which we operate and other factors. These fluctuation, as well as general economic and market conditions, may have a material or adverse effect on the market price of our common stock.

Penny stock regulations may impose certain restrictions on marketability of our securities.

         The Securities and Exchange Commission (the "Commission") has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our common stock is subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of investors to sell our securities in the secondary market and the price at which such purchasers can sell any such securities.

Shareholders should be aware that, according to the Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

     o control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

     o manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

     o "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

     o excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

     o the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.


Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our common stock.

Anti-takeover provisions may adversely affect the value of our outstanding securities.

         Pursuant to our Certificate of Incorporation, our Board of Directors may issue up to 5,000,000 shares of preferred stock in the future with such preferences, limitations and relative rights as the Board may determine without stockholder approval. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying or preventing a change in control of Youthline USA without further action by the stockholders. We have no present plans to issue any shares of preferred stock. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the persons became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of our company.

Additional authorized shares of common stock and preferred stock available for issuance may adversely affect the market.

         We are authorized to issue 50,000,000 shares of our common stock. As of September 30, 2000 there were 20,739,350 shares of our common stock issued and outstanding. However, the total number of shares of common stock issued and outstanding does not include the exercise of up to 25,000 shares of common stock issuable upon exercise of warrants at $1.00 per share, 25,000 shares of common stock issuable upon exercise of warrants at $2.00 per share, 665,000 shares of common stock issuable upon exercise of warrants at $3.00 per share, 1,390,000 shares of common stock issuable upon exercise of warrants at $4.00 per share, 950,000 shares of common stock issuable upon exercise of warrants at $5.00 per share, 250,000 shares of common stock issuable upon exercise of warrants at $7.00 per share, 250,000 shares of common stock issuable upon exercise of warrants at $9.00 per share, 5,875,000 shares of common stock issuable upon exercise of warrants at $.10 per share, 750,000 shares of common stock issuable upon exercise of warrants at $.05 per share, 100,000 shares of common stock issuable upon exercise of warrants at $14.63 per share and 300,000 shares of common stock issuable upon exercise of warrants at $12.00 per share. In addition, there are approximately 18,391,000 shares of common stock issuable upon conversion of outstanding convertible notes (subject to certain limitations, See "Description of Securities"), approximately 6,000,000 shares of common stock issuable (subject to certain limitations, See "Description of Securities") upon conversion of convertible notes that may be purchased by certain selling securityholders and 15,600 shares of common stock issuable upon exercise of outstanding options that have been granted pursuant to our Incentive Stock Option Plan. As a result, any issuance of additional shares of common stock may cause our current shareholders to suffer significant dilution which may adversely affect the market. In light of the above described existing derivative securities, we would be obligated to take steps to have authority to issue additional shares of common stock.

         In addition to the above-referenced shares of common stock which may be issued without shareholder approval, we have 5,000,000 shares of authorized preferred stock, the terms of which may be fixed by our Board of Directors. We presently have no issued and outstanding shares of preferred stock and while we have no present plans to issue any shares of preferred stock, our Board of Directors has the authority, without shareholder approval, to create and issue one or more series of such preferred stock and to determine the voting, dividend and other rights of holders of such preferred stock. The issuance of any of such series of preferred stock could have an adverse effect on the holders of common stock.

The exercise of outstanding options and warrants and the conversion of convertible notes may adversely affect the market of our common stock.

         The exercise of our outstanding options and warrants and the conversion of our notes will dilute the percentage ownership of our stockholders, and any sales in the public market of shares of common stock underlying such securities may adversely affect prevailing market prices for the common stock. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of such outstanding securities can be expected to exercise their respective rights therein at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in such securities.

Shares eligible for future sale may adversely affect the market.

         As of September 30, 2000, we had 20,739,350 shares of our Common Stock issued and outstanding, 16,334,150 of which are "restricted securities". Rule 144 provides, in essence, that a person holding "restricted securities" for a period of one year may sell only an amount every three months equal to the greater of (a) one percent of a company's issued and outstanding shares, or (b) the average weekly volume of sales during the four calendar weeks preceding the sale. The amount of "restricted securities" which a person who is not an affiliate of our company sell is not so limited, since non-affiliates may sell without volume limitation their shares held for two years if there is adequate current public information available concerning our company. In such an event, "restricted securities" would be eligible for sale to the public at an earlier date. The sale in the public market of such shares of common stock may adversely affect prevailing market prices of our common stock.

Limitation on director liability.

         As permitted by Delaware law, our Certificate of Incorporation limits the liability of our directors for monetary damages for breach of a director's fiduciary duty except for liability in certain instances. As a result of our charter provision and Delaware law, stockholders may have limited rights to recover against directors for breach of fiduciary duty.

We have no history of paying dividends on our common stock.

         We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We plan to retain any future earnings to finance growth. If we determine that we will pay dividends to the holders of our common stock, there is no assurance or guarantee that such dividends will be paid on a timely basis. In addition, pursuant to the terms of our outstanding convertible notes, we are prohibited from paying any dividends until such notes are repaid in full.

                           FORWARD-LOOKING STATEMENTS

         You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates", "believes", "plans", "expects", "future", "intends" and similar expressions to identify these forward-looking statements. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by our company described in "Risk factors" and elsewhere in this prospectus.


                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares owned by the selling securityholders. However, we will receive $11,960,000 if all of the warrants are exercised. We intend to use all of such proceeds for working capital and general corporate purposes. Pending use of the proceeds, they will be invested in short-term, interest bearing securities or money market funds.

                             SELLING SECURITYHOLDERS

         The following table sets forth the shareholders who are offering their shares for sale under this prospectus, the amount of shares owned by such shareholder prior to this offering, the amount to be offered by such shareholder and the amount to be owned by such shareholders following completion of the offering. The prior-to offering figures are as of September 30, 2000. All share numbers are based on information that these shareholders supplied to us. This table assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Shareholders are not required to sell their shares.

         Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. In the case of selling securityholders who own convertible notes, the number of shares owned prior to the offering also includes the number of shares which would be issued upon conversion in payment of all accrued interest through maturity. As noted below, some selling securityholders are subject to certain limits on the conversion of their convertible notes. Therefore, although they are included in the table below, the number of shares of common stock for some listed persons may include shares that are not subject to purchase during the 60 day period.

         The number of shares registered for resale by each of Mcallum Limited and Praxis Assets Limited under this prospectus includes shares currently outstanding and owned by them, shares issuable upon exercise of warrants held by Mcallum, and, to take into account the fact that the actual conversion rate will be based on a formula stated in the convertible notes and may fluctuate from the assumed rate, 200% of the aggregate number of shares of common stock into which 110% of the principal amount of such notes would be convertible. Such holders may not convert their notes if such conversion would cause such holder's beneficial ownership of our common stock (excluding shares underlying any of their unconverted notes) to exceed 9.99% of the outstanding shares of common stock. However, because of these possible fluctuations in the conversion price applicable to the convertible notes, the number of shares actually issued to and sold by selling securityholders who own convertible notes may ultimately be more or less than the number of shares shown in this table as being held by these selling securityholders. This variation is due to factors that cannot be predicted by us at this time. The most significant of these factors is the future market price of our common stock.

         The percentage interest of each selling securityholder is based on the beneficial ownership of that selling securityholder divided by the sum of the current outstanding shares of common stock plus the additional shares, if any, which would be issued to that selling securityholder (but not any other selling shareholder) when converting debentures or exercising warrants or other rights in the future. For purposes of presentation in this table, the 9.99% limit referred to above was disregarded.

                                                      Number of Shares
                                     Position with     Owned Prior to    Percentage of    Number of Shares      Number of Shares
Name                                  The Company         Offering        Shares Owned      Being Offered     Owned After Offering
----                                  -----------         --------        ------------      -------------     --------------------
L&M Merchandising                        None                                                   750,000

Greenwood Capital                Principal Stockholder                                        4,900,000
Partners, Inc.(1)

Magdalena Zafir                          None                                                    50,000

NBM Investments                          None                                                    25,000

Frontier Capital Partners,               None                                                   527,000
Ltd.(2)

HAA Inc.                                 None                                                    27,000

Phil Lipshitz                            None                                                     1,000

Zichron Avrahom Abba                     None                                                     4,000

Avrahom Weiss                            None                                                     1,000

Congregation Ahavas Chesed               None                                                    17,000

M. Bassman                               None                                                    50,000

Resonance Limited                        None                                                   448,000

Pokares Corp.                            None                                                   160,000

Mcallum Limited (3)              Principal Stockholder                                       11,155,172

Montana Bay Ltd. (4)                     None                                                   375,000

New Sales Limited (5)            Principal Stockholder
                                                                                              1,100,000

Margaret Kestenbaum                      None                                                    50,000

Gold Mine Asset Management       Principal Stockholder                                        3,600,000
Ltd.(6)

Southstone Ltd.                          None                                                   500,000

Praxis Asset Limited (7)         Principal Stockholder                                       10,405,172

Soreq, Inc.                              None                                                   500,000

Hosford Trading Corp.                    None                                                   500,000

Integrity International Ltd.             None                                                   500,000

Neot Israel Ltd.                         None                                                   250,000

Aveze Development Corp. (8)              None                                                   450,000

Global Professional Services             None                                                   250,000
Ltd.(9)

General Trading Corp.(10)                None                                                   165,000

Citywide Consulting, Inc. (11)           None                                                   250,000

(1) The principal stockholder of this entity is Jacob Y. "Rocky" Stefansky, the Chairman of the Board of Directors of Youthline USA, Inc. He is also the sole officer and director of this entity. See "Principal Stockholders" and "Management."
(2) Includes 27,000 currently outstanding and 500,000 shares underlying warrants at $5.00 per share.
(3) Includes 1,250,000 shares currently outstanding and 250,000 shares underlying warrants at $4.00 per share. Also represents shares issuable upon conversion of $2 million in principal amount of our 10% convertible notes and in lieu of interest thereon. For this selling securityholder, we are registering 200% of the aggregate number of shares of common stock into which 110% of the principal amount of such notes would be convertible plus 1,500,000 shares currently held or issuable upon exercise of warrants.
(4) Includes 250,000 shares currently outstanding and 125,000 shares underlying warrants at $4.00 per share.
(5) Includes 750,000 shares currently outstanding and 350,000 shares underlying warrants at $4.00 per share.
(6) Includes 3,000,000 shares currently outstanding, 500,000 shares underlying warrants at $4.00 per share and 100,000 shares underlying warrants at $5.00 per share.
(7) Includes 750,000 shares currently outstanding. Also represents shares issuable upon conversion of $2 million in principal amount of our 10% convertible notes and in lieu of interest thereon For this selling securityholder, we are registering 200% of the aggregate number of shares of common stock into which 110% of the principal amount of such notes would be convertible plus 750,000 shares currently held.
(8) Includes 350,000 shares underlying warrants at $3.00 per share and 100,000 shares underlying warrants at $5.00 per share.
(9)  Includes 250,000 shares underlying warrants at $3.00 per share.
(10) Includes 165,000 shares underlying warrants at $4.00 per share.
(11) Includes 250,000 shares underlying warrants at $5.00 per share.

                              PLAN OF DISTRIBUTION

         In this section of the prospectus, the term "selling securityholder" means and includes: (1) the persons identified in the tables above as the selling securityholders and (2) any of their donees, pledgees, distributees, transferees or other successors in interest who may (a) receive any of the common stock offered hereby after the date of this prospectus and (b) offer or sell those shares hereunder.

         The common stock offered by this prospectus may be sold from time to time directly by the selling securityholders. Alternatively, the selling securityholders may from time to time offer those shares through underwriters, brokers, dealers, agents or other intermediaries. The selling securityholders as of the date of this prospectus have advised us that at that time there were no underwriting or distribution arrangements entered into with respect to the common stock offered hereby. The distribution of the common stock by the selling securityholders may be effected in one or more transactions that may take place on the OTC Electronic Bulletin Board (including one or more block transaction) through customary brokerage channels, either through brokers acting as agents for the selling securityholders, or through market makers, dealers or underwriters acting as principals who may resell these shares on the OTC Electronic Bulletin Board; in privately-negotiated sales; by a combination of such methods; or by other means. These transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling securityholders in connection with sales of the common stock.

         The selling securityholder may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling securityholder. The selling securityholder also may sell shares short and redeliver the shares to close out such short positions. The selling securityholder may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus.

         The selling securityholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling securityholders.

         Although the common stock covered by this prospectus are not currently being underwritten, the selling securityholders or their underwriters, brokers, dealers or other agents or other intermediaries that may participate with the selling securityholders in any offering or distribution of common stock may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profits realized or commissions received by them may be deemed underwriting compensation thereunder.

         At the time a particular offer of common stock is made by or on behalf of a selling securityholder, to the extent required under applicable rules of the SEC, we will prepare a prospectus supplement setting forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers, agents or other intermediaries, if any, the purchase price paid by any underwriter for securities purchased from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to others, and the proposed selling price to the public.

         Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in a distribution of the common stock offered hereby may not simultaneously engage in market making activities with respect to the common stock for a period of up to five days preceding such distribution. The selling securityholders will be subject to the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales by the selling securityholders.

         In order to comply with certain state securities laws, if applicable, the common stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the common stock may not be sold unless they are registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

         All costs, expenses and fees in connection with the registration of the common stock offered hereby will be borne by Youthline USA. However, any brokerage or underwriting commissions and similar selling expenses, if any, attributable to the sale of the common stock will be borne by the selling securityholders.

         We have agreed to indemnify certain of the selling securityholders against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments to which any of those securityholders may be required to make in respect thereof.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Officers and directors

                  The names and ages of the directors and executive officers of Youthline USA are set forth below. All Directors are elected annually by the stockholders to serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified. Officers are elected annually by the Board of Directors to service at the pleasure of the Board.

Name                           Age      Position(s) with the Company
----                           ---      ----------------------------

Jacob Y. "Rocky" Stefansky      33      Chairman of the Board
Saki Dodelson                   36      President, Treasurer and Director
Susan Gertler, Ph.D.            36      Vice President, Secretary and Director
Emanuel Yarmish                 50      Director
Louis Libin                     42      Director
Mark Siegel                     40      Vice President - Educational Sales
Jay Ricci                       49      Vice President - Advertising
Kathleen Hoffman                44      Director of Marketing

Background of Executive Officers, Directors and Significant Employees

JACOB Y. "ROCKY" STEFANSKY, has been a Director of Youthline USA since June 1999. From November 1991 to present, Mr. Stefansky has been the President and Director of KID International, Inc., an international trading company. From 1997 until present, Mr. Stefansky has been the President and director of Portugal Investment Group, Inc., a privately held investment fund involved with undervalued and start-up companies. In 1999 Mr. Stefansky became the President and a director of Greenwood Capital Partners, Inc., a privately held investment fund involved with Internet and media companies.

SAKI DODELSON, is the co-founder of the Youthline USA newspaper. She has served as the President, Treasurer and Director of Youthline USA since August 1999 and the President, Treasurer and Director of our subsidiary, S&S Plus, Inc., since inception. From 1987 to May 1999 she was a business and finance manager with AT&T. During this time, Ms. Dodelson was contacted by the Israeli government and asked to redesign, improve and market the acclaimed Israeli 2000 project--the Israeli Knesset's website dedicated to the memory of former Prime Minister Yitzhak Rabin. She has been credited with turning a cumbersome government endeavor into an efficient, profitable project. Since 1993, Ms. Dodelson has been president of Harton Financial, a currency trading company. She has 15 years experience in business and finance, computer science and marketing. She has a BS in computer science and a BA in education. Ms. Dodelson is the sister-in-law of Dr. Gertler.

SUSAN GERTLER PH.D., created and developed the concept of Youthline USA and is its co-founder, publisher and executive editor. She has served as Vice President, Secretary and a Director of Youthline USA since August 1999 and has been Vice President, Secretary and Director of our subsidiary, S&S Plus, Inc., since inception. From 1992 to 1994, Dr. Gertler worked as a researcher in a long-term study. She designed and developed systems in the area of health psychology, including an on-line application for quantitative analysis of mental health status. From 1991 to 1993, Dr. Gertler conducted individual and family therapy in a disadvantaged area. She maintained contact with schools to coordinate and individualize treatment for optimal social and development progress. She holds a BA in education and an MA and Ph.D. in clinical psychology from Fordham University. Dr. Gertler is the sister-in-law of Ms. Dodelson.

EMANUEL YARMISH, has been a Director of Youthline USA since June 1999. Form 1982 to present, Mr. Yarmish has been the President of Nicole Holdings, Inc., a privately held real estate investment and management company.

LOUIS LIBIN, has been a Director of Youthline USA since July 2000. Mr. Libin is a recognized expert in strategic broadcast and communication systems, and has acted as a consultant and advisor to the FCC and US State Department. From 1996 to present, Mr. Libin has been the President and founder of Broad Comm, a consulting group specializing in satellite and wireless communications with high profile clients including GE, NBC, CBS, International Olympic Committee, various television stations, foreign governments, and a myriad of Internet, wireless, and broadcast startups.

MARK SEIGEL, has served as Vice President of Educational Sales since March 2000. From December 1998 to March 2000, he was the Sales and Marketing Vice President of PCS Revenue Control Systems, Inc., where he. was directly responsible for more than 500 public school districts and 5,000 individual public school accounts. During such period, he planned and directed a sales, marketing and Internet strategy for an industry-leading vendor of computerized school food-service equipment. Mr. Seigel has also held senior executive positions with Webspan Communications, Inc. from December 1997 to December 1998, and MicroWarehouse, Inc from July 1995 to December 1997. He holds an MBA from Adam Smith University and he served worldwide as a United States Air Force officer from 1979-1995.

JAY RICCI, has served as Vice President of Advertising since March 2000. He brings many years of experience in textbook and educational publishing including product acquisition, development, sales and marketing. Mr. Ricci was a salesman, acquisitions editor and district sales manager at McGraw Hill educational publishing from 1976 to 1985. He has served as eastern regional sales manager at Addison Wesley educational publishing from 1985 to 1990, and as senior executive editor at Harcourt Brace Jovanovich from 1990 to 1995. In addition, Mr. Ricci was the national accounts manager for new business development at Rodale Publishing from 1995 until joining Youthline USA. Mr. Ricci holds a BA in English/Education from the University of Massachusetts.

KATHLEEN HOFFMANN joined Youthline USA in August 2000 as Director of Marketing. From January 1998 to August 2000, she was an Account Director at CCM Advertising in New York City, servicing a variety of consumer services and products. Prior to CCM, Ms. Hoffmann led the marketing team that successfully launched the History Channel for A&E Network. Ms. Hoffmann is also credited for being part of the marketing team that launched the Prodigy On-line service from 1988-1994, where she developed an on-line promotion. She holds a BA from William Paterson University and also attended The School of Visual Arts in Manhattan.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

         Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent (10%) of a registered class of our equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Youthline USA. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the us with copies of all Section 16(a) forms they file.

         To our knowledge, based solely upon its review of the copies of such reports furnished to us during the year ended December 31, 1999, all Section 16(a) filing requirements applicable to its officers and directors and greater than ten percent beneficial owners were satisfied.

ADVISORY BOARDS

         Youthline USA has three Advisory Boards in the areas of multimedia, education, and technology.

Multimedia

The following persons are experts in the field of entertainment, television, radio, and newspaper. They assist us in delivering top quality media products to Youthline USA readers.

         Mike Glenn, is a former professional basketball player. He is a literacy advocate for elementary school students across the nation. Youthline USA is one of his many vehicles for the promotion of education, and he is a frequent participant in educational programs and initiatives.

         Russell Simmons is a prominent entrepreneur, music star, and philanthropist. His endeavors include the successful Def Jam Recording, Phat Farm clothing line, and Rush Philanthropic Arts Foundation. Dedicated to the education of kids from every walk of life, Mr. Simmons is a frequent participant in educational programs and initiatives across the nation.

         Mike O'Hara is a business entrepreneur whose experience in marketing and management have gained him prominent positions with publishers such as the New York Press and Princeton Packet. He is currently the Chief Operating Officer of blahblah.com, an exciting new Internet-based company.

Education

         The following experienced educators and psychologists provide invaluable advice and guidance on the development of the core Youthline USA products, including news, curriculum, and accountability.

         Dr. L'Tanya Sloan, Vice President of Technology In Schools and President of Ed-Tech Group, has designed and implemented comprehensive systems that use technology to improve student achievement in many schools throughout the country.

         Irma Feld Getz, independent consultant for Newspapers in Education, currently works as a consultant to the Philadelphia Inquirer, the New York Times, and Youthline USA. She has been an advisor to the Burlington County Times, the Delaware County Times, the New York Post, and several other newspapers and school districts throughout the country.

         Dr. Larry Aber is the Director of National Center for Children in Poverty.

         Sally Hindes, Ed.D. is a Learning Disabilities Consultant.


Technology

         The following persons are technology experts who have teamed up to ensure that Youthline USA stays on the cutting edge of technological advances, in the worlds of both media and education.

         Dr. Howard Brown is Director of DCPS TANF Programs and the Washington, DC school system. In addition, he is Director of Twenty-first Century Community Learning Centers.

         Mark Gura is the Director of Instructional Technology for the New York City Board of Education.

DIRECTOR COMPENSATION

         Each director of Youthline USA is entitled to receive reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors of Youthline USA but do not receive compensation for services that they have provided as directors. Youthline USA may elect to pay non-cash consideration in the form of options to directors in the future. In the future, we may elect a cash payment as well as a non-cash consideration.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                  The following table sets forth information, as of September 30, 2000 with respect to the beneficial ownership of the outstanding shares of our Common Stock (20,739,350 as of such date plus, where relevant for particular beneficial owners, shares which such beneficial owner has the right to acquire) by (i) any holder known to us owning more than five percent (5%) of the outstanding shares; (ii) our officers and directors; and (iii) the directors and officers of Youthline USA as a group:

                                           Number of Shares    Percentage (%) of
      Name of Beneficial Owner*              Common Stock          Ownership
      -------------------------              ------------          ---------

Greenwood Capital Partners, Inc. (2)           4,900,000             23.63%
Jacob Y. "Rocky" Stefansky (2)                 8,400,000             34.65%
Emanuel Yarmish (3)                              210,000              1.01%
Saki Dodelson (4)                              1,845,000              8.42%
Susan Gertler (4)                              1,845,000              8.42%
Louis Libin (5)                                  150,000               .72%
McCallum Limited (6)                           2,163,077              9.99%
New Sales Limited (7)                          1,100,000              5.22%
Gold Mine Asset Management Ltd. (8)            3,600,000             16.89%
Praxis Assets Limited (9)                      2,218,571              9.99%
All Officers and Directors                    12,440,000             52.21%
as a group (5 persons) (10)

* Unless otherwise indicated, the address of all persons listed in this section is c/o Youthline USA, Inc., 4581 US9, Howell, NJ 07731.

(1) Beneficial ownership as reported in the table above has been determined in accordance with Instruction (4) to Item 403 of Regulation S-B of the Exchange Act.

(2) Includes (i) 4,900,000 shares owned by Greenwood Capital Partners, Inc. ("Greenwood"), a corporation controlled by Mr. Stefansky, (ii) 1,000,000 warrants exercisable at $.10 per share owned by GIG Consultants Inc. ("GIG"), a corporation controlled by Mr. Stefansky, (iii) 1,500,000 warrants exercisable at $.10 per share, (iv) 333,333 warrants exercisable at $.10 per share owned by Portugal Investment Group Inc. ("Portugal"), a corporation controlled by Mr. Stefansky, and (v) 666,667 warrants exercisable at $.10 per share owned by Katimon Partners Inc. ("Katimon"), a corporation controlled by Mr. Stefansky. All such warrants expire on December 31, 2004. See "Certain Transactions."

(3)  Represents his indirect minority ownership interest through Greenwood.

(4) Includes 1,170,000 warrants exercisable at $.10 per share and 375,000 warrants exercisable at $.05 per share. Such warrants expire on December 31, 2004. See "Certain Transactions."

(5) Includes 25,000 warrants exercisable at $1.00 per share, 25,000 warrants exercisable at $2.00 per share and 25, 000 warrants exercisable at $3.00. Such warrants expire on December 31, 2004. See "Certain Transactions."

(6) The address for this holder is 7 Cours de Rive, 1204 Geneva, Switzerland. Includes 250,000 warrants exercisable at $4.00 per share through December 31, 2004. Also includes a maximum of 663,077 additional shares of common stock currently issuable upon conversion of a convertible note. See "Certain Transactions."

(7) The address for this holder is 7 Cours de Rive, 1204 Geneva, Switzerland. Includes 350,000 warrants exercisable at $4.00 per share through December 31, 2004. See "Certain Transactions."

(8) The address for this holder is c/o Lowe Lippman, 5 St. Kilda Road, St. Kilda, 3182, Victoria, Australia. Includes 500,000 warrants exercisable at $4.00 and 100,000 warrants exercisable at $5.00. Such warrants expire on December 31, 2004. See "Certain Transactions."

(9) The address for this holder is 7 Cours de Rive, 1204 Geneva, Switzerland. Includes a maximum of 1,468,571 additional shares of common stock currently issuable upon conversion of a convertible note. See "Certain Transactions."

(10) See Notes (2) through (5) above.

                            DESCRIPTION OF SECURITIES

GENERAL

         The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Delaware law.

         We are authorized to issue up to 50,000,000 shares of common stock, $.0001 par value per share, of which 20,739,350 shares were issued and outstanding as of September 30, 2000. Our certificate of incorporation authorizes 5,000,000 shares of "blank check" preferred stock, none of which are outstanding.

COMMON STOCK

         Subject to the rights of holders of preferred stock, if any, holders of shares of our common stock are entitled to share equally on a per share basis in such dividends as may be declared by our Board of Directors out of funds legally available therefor. There are presently no plans to pay dividends with respect to the shares of our common stock. Upon our liquidation, dissolution or winding up, after payment of creditors and the holders of any of our senior securities, including preferred stock, if any, our assets will be divided pro rata on a per share basis among the holders of the shares of our common stock. The common stock is not subject to any liability for further assessments. There are no conversion or redemption privileges nor any sinking fund provisions with respect to the common stock and the common stock is not subject to call. The holders of common stock do not have any pre-emptive or other subscription rights.

         Holders of shares of common stock are entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The common stock does not have cumulative voting rights.

         All of the issued and outstanding shares of common stock are fully paid, validly issued and non-assessable.

PREFERRED STOCK

         None of the 5,000,000 "blank check" preferred shares are currently outstanding. Our Board of Directors have the authority, without further action by the holders of the outstanding common stock, to issue shares of preferred stock from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value thereof, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series.

WARRANTS

         As of September 30, 2000, we have 10,605,000 warrants outstanding as follows: 5,875,000 exercisable at $.10 per share; 750,000 exercisable at $.05 per share; 25,000 exercisable at $1.00 per share; 25,000 exercisable at $2.00 per share; 665,000 exercisable at $3.00 per share; 1,390,000 exercisable at $4.00 per share; 950,000 exercisable at $5.00 per share; 250,000 exercisable at $7.00 per share; 250,000 exercisable at $9.00 per share; 300,000 exercisable at $12.00 per share; and 100,000 exercisable at $14.625 per share. A substantial portion of the warrants permit the holders to utilize a cashless exercise of such warrants. All of such warrants other than the warrants exercisable at $14.625 (which expire on March 31, 2003) expire on December 31, 2004.

         The exercise price of the warrants and the number of shares issuable upon exercise of the warrants will be subject to adjustment to protect against dilution in the event of stock dividends, stock splits, combinations, subdivisions and reclassifications.

10% CONVERTIBLE NOTES

         On September 22, 2000, we sold $4,000,000 in principal amount of our 10% Convertible Notes. The Notes are due March 22, 2001 (which may be extended, at the option of the holders, until September 22, 2001). The terms of this transaction are set forth in a Bridge Loan Financing Agreement, a Registration Rights Agreement and certain related documents. The Notes are convertible at the lower of a fixed conversion price or a variable conversion price. The variable conversion price is equal to 75% of the average of the lowest closing bid prices of our common stock for the three trading days (which need not be consecutive) during the 15 trading days ending on the trading day immediately preceding the conversion date. The fixed conversion price is $.70. As of October 11, 2000, the variable conversion price was $.2175 per share. The conversion price and the number of shares of common stock underlying the Notes are subject to adjustment for stock splits, stock dividends, combinations, capital reorganizations and similar events relating to our common stock.

         In no event, however, will the holders of the 10% Convertible Notes be permitted to convert if the number of shares of common stock issuable upon conversion would result in beneficial ownership by such holders and their affiliates or more than 9.99% of the outstanding shares of our common stock.

         The Notes are secured by the grant of a security interest in all of our assets. The Notes are redeemable at any time by the holders in the event we default on our obligations or convenants. Each of the following constitutes an "Event of Default" pursuant to the terms of the Notes.

                  - We default in the payment of principal or interest on the Notes and continue to do so for a period of five business days;

                  - Any of the representations or warranties that we make in the Notes, the Bridge Loan Financing Agreement, the Registration Rights Agreement or in any certificate or financial or other written statements that we furnish in connection with the sale of the Notes are deemed to be false or misleading in any material respect at the time made;

                  - We fail to authorize or to cause our transfer agent to issue shares of common stock upon exercise by the holder of the conversion rights in accordance with the terms of the Notes, fail to transfer or to cause our transfer agent to transfer any certificate for shares of common stock issued to the holder upon conversion of the Notes and when required by the Notes or the Registration Rights Agreement, and such transfer is otherwise lawful, or fail to remove any restrictive legend on any certificate or fail to cause our transfer agent to remove such restricted legend, in each case where such removal is lawful, as and when required by the Notes, or the Registration Rights Agreement, and any such failure continues uncured for ten business days;

                  - We fail to perform or observe, in any material respect, any other covenant, term, provision, condition, agreement or obligation of the Notes and such failure continues uncured for a period of 30 days after written notice from the holder;

                  - We fail to perform or observe, in any material respect, any convenant, term, provision, condition, agreement or obligation under the Bridge Loan Financing Agreement or the Registration Rights Agreement and such failure continues uncured for a period of 30 days after written notice from the holder (other than a failure to cause the registration statement to become effective no later than the required effective date, as defined and provided in the Registration Rights Agreement, as to which the cure period shall be five days).

         The Registration Rights Agreement provides that we must pay all expenses incurred in the registration and certain expenses of the selling securityholders, including legal fees of counsel to the selling securityholders. We are obligated to keep the registration statement effective with respect to the shares underlying the notes until the earliest of: (i) three (3) years after the last day of the calendar month following the month in which the registration statement is declared effective by the SEC; (ii) the date when the selling securityholders may sell the registrable securities under Rule 144 without volume or other restrictions; or (iii) the date the selling securityholders no longer own any of the securities.

         Under the terms of the Registration Rights Agreement we are required to register 200% of the aggregate number of shares into which 110% of the principal amount of the notes would be convertible plus 1,500,000 shares.

         The Registration Rights Agreement provides that we must pay the selling securityholders liquidated damages equal to: 2% of the outstanding notes for the first 30 days after certain events occur; plus, on a pro rata basis, 2% of the notes for each subsequent 30 day period. For example, if the registration statement is timely filed but is not declared effective until 165 days after September 22, 2000, we would have to pay liquidated damages of 5% of the outstanding notes (2% for days 91-120, plus 2% for days 121-150, plus 1% for days 151-165).

2% SERIES B CONVERTIBLE NOTES

         On September 15, 2000, we entered into a securities purchase agreement relating to the sale of $600,000 of our 2% Series B Convertible Notes. The Notes are due September 15, 2003. The terms of this transaction are set forth in a Securities Purchase Agreement, a Registration Rights Agreement and certain related documents. In September 2000, the holder of such notes purchased $300,000 principal amount of such notes, which was repaid in full in September 2000. The holder has the option to purchase the balance of $300,000 of such notes, until September 15, 2002, in $50,000 increments. The Notes are convertible at $.05 per share. The conversion price and the number of shares of common stock underlying the Notes are subject to adjustment for stock splits, stock dividends, combinations, capital reorganizations and similar events relating to our common stock.

         In no event, however, will the holders of the 2% Series B Notes be permitted to convert if the number of shares of common stock issuable upon conversion would result in beneficial ownership by such holders and their affiliates or more than 4.99% of the outstanding shares of our common stock.

         The Notes are redeemable at any time by the holders in the event we default on our obligations or convenants. Each of the following constitutes an "Event of Default" pursuant to the terms of the Notes.

                  - We fail to pay or prepay when due, all or any part of the Notes;

                  - Trading in our common stock shall have been suspended (except for suspension of limited durations);

                  - We fail to perform or observe, in any material respect, certain covenants in the Securities Purchase Agreement;

         The Registration Rights Agreement provides that we must pay all expenses incurred in the registration and certain expenses of the selling securityholders. We are obligated to keep the registration statement effective with respect to the shares underlying the notes until the earliest of: (i) September 15, 2003; (ii) the date when the selling securityholders may sell the registrable securities under Rule 144 without volume or other restrictions; or
(iii) the date the selling securityholders no longer own any of the securities.

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

DELAWARE ANTI-TAKEOVER LAW PROVISIONS

         As a Delaware corporation, we are subject to Section 203 of the General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owing 15% or more of a Delaware corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with such Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by the directors who are also officers of the corporation and by certain employee stock plans), or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the public announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation's board of directors and if such business combination is approved by a majority of the board members who were directors prior to any person's becoming an interested stockholder. The provisions of Section 203 requiring a super-majority vote to approve certain corporate transactions could have the effect of discouraging, delaying or preventing hostile takeovers, including those that might result in the payment of a premium over market price or changes in control or management of Youthline USA.

LIMITATION ON LIABILITY OF DIRECTORS

         Our certificate of incorporation provides that a director of Youthline USA will not be personally liable to Youthline USA or its stockholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches which constitute gross negligence. By its terms and in accordance with the Delaware General Corporation Law, however, this provision does not eliminate or limit the liability of a director of Youthline USA (i) for breach of the director's duty of loyalty to Youthline USA or its stockholders,
(ii) for acts or omissions not in good faith or which involve international misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions), (iv) for any improper benefit or (v) for breaches of a director's responsibilities under the Federal Securities laws.

DIVIDEND POLICY

         We have not paid any dividends on our Common Stock since our inception and do not intend to pay dividends on our common stock in the foreseeable future. Any earnings which we may realize in the foreseeable future will be retained to finance the growth of Youthline USA. In addition, pursuant to the terms of our outstanding convertible notes, we are prohibited from paying dividends until such notes are repaid in full.

SHARES ELIGIBLE FOR FUTURE RESALE

         As of September 30, 2000, we had an aggregate of 20,739,350 shares of our Common Stock issued and outstanding, 16,334,150 of which are "restricted securities," which may be sold only in compliance with Rule 144 under the Securities Act of 1933, as amended. Rule 144 provides, in essence, that a person holding restricted securities for a period of one year after payment therefor may sell, in brokers' transactions or to market makers, an amount not exceeding 1% of the outstanding class of securities being sold, or the average weekly reported volume of trading of the class of securities being sold over a four-week period, whichever is greater, during any three-month period. (Persons who are not our affiliates and who had held their restricted securities for at least two years are not subject to the volume or transaction limitations.) The sale of a significant number of these shares in the public market may adversely affect prevailing market prices of the our securities.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is American Registrar and Transfer Company, 342 East 900 South, Salt Lake City, Utah 84111.

         DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Our bylaws provide that we will indemnify our officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been directors or officers of YouthlineUSA, absent a finding of negligence or misconduct in the performance of their duties.

         Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling YouthlineUSA pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is unenforceable.

                                  OUR BUSINESS


SUMMARY

         Youthline USA is an industry leader in the integration of technology and curriculum, together with the news, into the classroom. Our mission is to promote reading excellence, combat the digital divide, and offer school-to-career training through our award-winning weekly newspaper, monthly magazine, and daily Web site. We have created a niche in the youth and educational markets by being the only company to offer this total integration of news, technology, and curriculum basics directly into the classroom. At the same time, Youthline USA is forging strong relationships with corporate America by providing them with an effective vehicle for reaching today's youth through advertising and sponsorships.

         Our management team brings extensive experience in business, education, finance, publishing, marketing, and sales. In three years, the team has successfully grown the business from a single newspaper to a comprehensive suite of products and services, in print and on-line, for individuals, schools, and corporations.

         Our products combine to offer schools a solution to the demands of integrating today's technology while maintaining the standards of the core reading curriculum. Schools lack the time, resources, and training to fully manage both challenges successfully. We provide a total solution, whereby today's technology is already fully integrated with the reading curriculum and is further supplemented by the print publications.

         With this product mix, we address three major marketplaces simultaneously: the $15-billion interactive educational school marketplace, advertising for the $17 billion spent each year on consumer goods by and for children, and the appetite for engaging and informative educational content in print and online. Correspondingly, management anticipates two main sources of revenue from these markets: Web site subscriptions (or package subscriptions that include the Web site, the newspaper, and the magazine) and advertisements and corporate sponsorships. Among our future growth plans are expansion into markets abroad and the development of our YouthMall e-commerce service.

MARKETPLACE

         The target market for Youthline USA products and services comprises three major component groups: schools, advertisers and individuals. The school and home markets have been enthusiastic subscribers to our print products since our debut in 1997, with weekly circulation reaching 640,000 in the first quarter of 2000. They will continue as the driving force for our Internet offerings, beginning primarily in schools and then expanding into the home market. In the meantime, advertising is expected to generate increased revenues as our market penetration increases, further enhanced by corporate sponsorships.

         Today, there are over 25 million children ages eight to 14 in the United States. This consumer sector is recognized as a significant portion of the economic marketplace. In 1996, over $17 billion was spent on purchases for and by this age group. In 1998, $141 billion was spent on purchases for and by teens. The financial rewards for corporate entities that successfully address the needs of this market segment are enormous.

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

         The educational technology marketplace alone represents at least $15 billion in existing budget dollars. Significantly, schools are desperate for programs that introduce kids to technology while simultaneously adhering to curricular standards. This is a major focus of our product offerings.

         Clearly, technology is a fundamental force in children's lives - and will only become more critical in the future - not only for entertainment purposes but also for schoolwork, career opportunities, and general information resources. Recent surveys have demonstrated the following relevant facts regarding Internet usage:

o 68.2% of homes with children have personal computers, 41.0% with Internet connections.
o 48% of eight- to fourteen-year-old children on-line have computers in their rooms.
o 19.8% of parents say that the Internet is the medium whose influence most concerns them.
o    96% of schools have Internet access.
o By the end of 2000, over 80% of all K-12 classrooms in the U.S. will have Internet access.

         Sixty percent of U.S. households with kids under age seven already own a multimedia-ready PC. With the growth of the sub-$1,000 computer market, this number is certain to grow. It is important to note that many families are buying new PCs specifically to access the Web. In 1999, more than half these wired families were going on-line. This number is certain to grow as Internet technologies become even more pervasive and as families become more confident in using their already existing capabilities of getting on-line.

         It is clear that most kids in the U.S. have access to and use computers at home and/or in school. Technology has become a basic part of their everyday lives, and for many of today's children, technology has become a fundamental requirement in their educational progress. Most people in the workforce today have only recently learned how to use the Internet to be more productive, but Web usage is booming, and the future of the workplace will certainly be more Internet dependent. Educators in thousands of schools all across the country realize this and are striving to prepare students for their future in the workplace.

         As we move forward into the next millennium, technology will become even more tightly integrated into children's lives and their careers as they grow. Most statistics about computer use these days point to a continuing boom in young kids on-line, and further studies support strong economic and productivity gains as a result of integrating technology into school and business. These trends are taking hold in global markets as well.

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

         Children's electronic media provides a new and exciting market with a new paradigm. These changes come with different attitudes and behaviors, as well as renewed expectations. Youthline USA has created exciting products and services to reach this market, and our offerings appeal to advertisers who want an entry into this space as well. At the same time, Youthline USA's newspaper, Web site, magazine, and educational services maintain the utmost standards of excellence, allowing parents and educators to trust their content and presentation, and ultimately promoting greater market penetration.

PRODUCT AND SERVICE OFFERINGS

         Youthline USA began in 1997 as a newspaper for children ages eight to fourteen. Sent to homes and schools, the 16-page publication currently (June
2000) has a national circulation of over 640,000. With the newspaper, subscribing schools receive curriculum-based lesson plans, to further assist teachers in incorporating Youthline USA into their classrooms.

         During the first quarter of 2000, we introduced our Internet offering, WWW.YOUTHLINE-USA.COM, which provides schools with the ability to integrate Internet technology with the reading curriculum. Students use the Web site in conjunction with the newspaper for educational activities, current events, and games. These curriculum-based activities, fully customizable by state, focus on promoting Reading Excellence by grade level. The site also links parents and educators to important resources, including its LessonStop component, which serve as a classroom curriculum aid. Youthline USA's accountability component assesses and provides immediate feedback on student performance.

         Among our other products are regional newspaper inserts, monthly thematic magazines, which provide an attractive vehicle for advertisers and corporate sponsors, inserts into adult newspapers (in conjunction with Newspapers in Education, as well as distribution to the home), and the upcoming YouthMall e-commerce marketplace for kids, parents, and educators.

         This unique, comprehensive package provides educators with the tools they need to fully integrate today's technology into their schools while maintaining the standards of the reading curriculum. Since Youthline USA integrates its online reading activities with state curriculum and testing requirements, students improve both their reading skills and their test results. At the same time, Youthline USA keeps kids informed about ongoing world and national events, encourages reading through changing daily content, provides entertaining and engaging activities, prepares kids for business and careers through special online features, and helps integrate the Internet into children's lives. Schools are desperately seeking products and activities such as these to enable students to understand the present and prepare for the future. Youthline USA continues to be well received by educators who appreciate the extraordinary value of the comprehensive technological education that students acquire by incorporating use of the Internet into their learning. In recognition of our outstanding offerings, our products received the 1998 Parents' Choice Award, the 2000 Golden Web Award and the 2000 EdPress Finalist Award.

         Youthline USA's product line was designed to promote synergy between print and on-line usage. As newspaper and magazine subscriptions grow, Web site traffic is driven upward by references to on-line features. Reciprocally, the Web site directs users to special print sections, for use at home, in camp, or when otherwise away from a computer. Partner school districts bring thousands of Web users, and stickiness is achieved through the continual interactive use of the newspaper and magazine in the classroom, along with homework assignments that direct students to the Web site. Usage will become a weekly or daily activity, and the growing reputation and branding of the Youthline USA name is expected draw in non-subscribers. This self-reinforcing growth cycle is expected to continue to attract ever-increasing numbers of advertisers and sponsors.

THE WEB SITE

         There are many Web sites dedicated to children, but Youthline-USA.com is unique in its wealth of integrated educational and entertainment content. Our goal is to promote reading excellence, combat the digital divide, and provide school-to-work training--the greatest challenges facing educators today. Youthline USA accomplishes this by creating an online environment that trains students and encourages productive work habits, while maintaining student interest through its interactive features, puzzles, and contests. Schools across the nation have signed on to this approach, joining our pilot programs in major metropolitan areas.

         Youthline USA utilizes the latest in Internet technology, such as streaming videos, sound, and interactive activities, to make the news exciting and fun. These interactive activities are curriculum based to help students meet and exceed state reading curriculum standards. To further personalize the user experience, students can e-mail questions about articles and receive direct answers. Youthline-USA.com offers regular games and contests about the news, and student interaction is strongly encouraged by allowing children to write letters to the editor and see their names in print. In addition, Youthline USA's Kid Reporters program offers students the opportunity to interview newsmakers and have an article (with by-line) published in the newspaper.

         By basing our technology offerings on the Internet, we take advantage of the Internet's inherent portability. Subscribing students and teachers maintain, in essence, an "electronic backpack" which can be accessed from any location that has an Internet connection. Students can begin activities in school and continue them at home, or from a friend's house, while teachers can assign activities and study student assessment scores from any location.

         Youthline USA offers other children's programs designed to bring together children, parents, teachers, and the community. For example, Design-an-Ad, an activity sponsored by corporate philanthropy, lets kids create, write, and design their own ads to deliver messages against violence, smoking, or drug abuse. Prizes are awarded, and the best ads run on the Web site and in the national newspaper.

         Plans for the immediate future include creating a virtual "Epcot Center" on the Internet, in which each country and state will have its own interactive video piece, and articles in the newspaper will direct the readers to the appropriate segment. We also plan a Spanish product offering and a virtual mentoring program where, via e-mail, selected adults mentor and guide students with life experience. All these product offerings can be replicated in numerous global educational markets, anticipating Youthline USA's growth abroad. Indeed, Youthline USA plans international expansion, initially to other English-speaking countries (e.g., Canada, England, and Australia).

         Portions of Youthline-USA.com are available to the general public. In addition, subscribers receive access to the Youthline USA news database, which consists of thousands of news stories, spanning years of historical events. Interactive, curriculum-based on-line activities accompany many news articles. Content is developed with curriculum standards in mind which are fully customizable for each state, and workshops are arranged to better equip educators in integrating our products into the classroom.

         The ability to enhance the Internet's available content in the growing educational market is expected to position us as the leader in Internet educational solutions and will enable us to continue to grow our subscription-based services. This, in turn, will further increase Youthline USA's attractiveness to corporate advertisers and sponsors.

THE NEWSPAPER

         Youthline USA's 16-page weekly newspaper for kids ages eight to 14 is similar in every respect to an adult newspaper, except that it is written with the child's comprehension level in mind. It is designed to grab the attention of children, but it filters out inappropriate content. Each issue presents an interesting mix of timely articles on a variety of topics, including politics, economics, science, and weather. Relevant health and computer issues appear as well, always in an eye- and mind-catching manner. By covering both national and international news, Youthline USA connects children across the nation, while simultaneously introducing them to different cultures around the world.

         Until Youthline USA appeared on the market, this country had no newspaper suitable for kids. The newspaper has since made a tremendous splash on the children's publication scene, and our growing suite of products and services has received an overwhelming response from educators, parents, and children, who are impressed and excited by our offerings.

         As a member of the Associated Press (AP) and a subscriber to the Reuters News Agency, share news sources with the major newspapers. News stories and accompanying graphics are both chosen and formatted with the aim of capturing a young reader's interest. Recognizing that the Youthline USA readership spans a range of ages and reading levels, writers prepare articles of different lengths and difficulties so that every reader can find appropriate articles of interest. All of Youthline USA's content is reviewed by a clinical psychologist to ensure that it is written with children's best interests in mind and that it is sensitive to their developmental level.

         In addition to introducing children to the world via news, Youthline USA ignites within its audience an excitement for literature, art, music, and theater, by reviewing books, movies, and shows, and by describing the lives of authors, artists, and musicians. It also presents exciting short stories, games, jokes, puzzles, and weekly detailed science experiments, magic tricks, stock market activities, or recipes that captivate the children and encourage them to try new and exciting ideas at home. These items are especially designed to keep readers coming back each week. Short stories are often printed in parts, continuing from one issue to the next, and giving readers yet another reason to return to the pages of Youthline USA.

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

         The newspaper also has a number of features that help kids develop the skill of reading a newspaper. Extensive research went into the development of the perfect newspaper for children, from its appearance and set-up, to its content and format. Youthline USA clearly marks continuing articles. Difficult words are printed in bold and defined in the dictionary section at the bottom of each page. The large print and easy language help start these young readers on the lifelong road to newspaper reading. The advice column - moderated by a child psychologist - gives kids a place where they can vent their feelings, worries, and frustrations. Kids are encouraged to find creative solutions to their problems. There is also a monthly feature in the newspaper that introduces children to a variety of professions. By describing different careers, discussing the skills needed for acquiring these positions, and offering interviews with skilled workers in these fields, Youthline USA gives children the information they need to help make their dreams come true.

         In a world filled with indifference, the newspaper is one place to show that individuals do have thoughts, feelings, and opinions about what goes on around them. Many readers have already taken advantage of the opportunity to express themselves. We encourage readers to write in and tell us their thoughts, and our goal is to provide them with the vehicle to present their opinions to others.

         Youthline USA's wide variety of topics and activities, as well as its breadth of news, distinguishes it from other children's publications, many of which focus on a particular topic, such as sports or animals, or offer very little news information. This is important for two reasons: first, like adults reading their daily newspaper, children will skim Youthline USA in order to pick and choose what interests them; and second, since parents are often actively involved in the purchasing decisions for their children's reading material, they will prefer a higher-quality, news-oriented publication. We are confident that the diversity of topics, combined with the clean, high-quality nature of the newspaper and its focus on news information, will spark and retain the interest of both parents and children. At the same time, Youthline USA reaches children across every stratum of society. It appeals to all children, in practically any setting - at home, in school, at camp, in the library, or as part of after-school programs. Kids read the paper on their own or with their friends, their parents, or their teachers.

REGIONAL INSERTS

         Youthline USA currently includes regional inserts (available in some areas), four-page supplements with local information covering a specific geographical area. The inserts feature news, events, sports, and entertainment information pertaining to the relevant locales and their surrounding areas, and are available in all Youthline USA newspapers delivered in and around the targeted regions. Content appearing in regional inserts will also appear on the Youthline-USA.com Web site and will be complemented by special links to other sites of interest to kids, parents, and teachers. The first regional insert targeted the Philadelphia area, and the New York tri-state area began receiving one in the third quarter of 2000.

MAGAZINE

         Each month during the school year, Youthline USA publishes a monthly magazine with exciting edu-tainment content and activities not generally covered in such depth by our national newspaper. Features will include: the electoral process, money matters, forces of nature, adventures in space, school safety, environmental issues, and other topics of importance to children. In addition to educational materials, each issue will have engaging activities to reinforce what is learned in that month's issue. The magazine provides a vehicle for Youthline USA to present major issues in far greater detail than can be explored in the newspaper. Since the magazine is a monthly publication, we can devote the extra time necessary to present the selected topics in the depth they deserve. The magazine also presents another opportunity for advertisers to reach their target audience in a familiar format.

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

LESSONSTOP

         Acquired by Youthline USA in 1999, LessonStop provides an on-line forum for K-12 teachers to seek, share, and discuss ideas for classroom activities. It develops Internet-based lesson plans on topics such as creative writing, the arts, technology, studies in world cultures, science, and mathematics - all for the entire K-12 range. LessonStop also provides links to over 500 curriculum sites on the Web, giving teachers access to ready-made plans, templates, and guidance for creating their own lesson plans. Curriculum resources are categorized by subject area and sub-topic, as well as by grade level, for easy searching. The site is experiencing explosive growth in usage, and currently receives thousands of hits a day.

         LessonStop also sends a free biweekly e-mail newsletter to thousands of educators, with hundreds of new subscribers joining every month. Each issue is filled with invaluable resources, lesson plans, and related links to help enhance the K-12 curriculum and to further integrate Youthline USA into the learning day. Topics in the newsletter cover a broad range and also address interactive, educational games and activities. Archives of the newsletter and lesson plans are available through the Web site, as is the Requests, S'il Vous Plait (RSVP) system, which provides direct assistance in finding specific lesson plans and information anywhere on the Internet.

ACCOUNTABILITY

         All states maintain content standards in English and Mathematics for all children, and assessments that measure whether students meet these standards. Many states also include writing. We are developing a site-based educational accountability system that provides immediate feedback on student performance in the areas of Language Arts, Reading, Writing, and Mathematics, for all students in grades four through eight using the on-line version of Youthline USA. This feedback is aligned to state and local standards.

         Last year, at the National Education Summit, governors, and business leaders concluded that "efforts to set clear, common...academic standards for students in a given school or school district, or state are necessary to improve student performance." Without standards, and assessments that measure adherence to those standards, students, teachers, and the public have no way of knowing how far they must go reach their goals. Without immediate feedback from incremental assessments aligned to state and local standards, it is impossible to realign the delivery of instruction so teachers can deliver instruction on the basis of improved student performance.

         A January 1997 Education Week survey of 1,200 educators, stated that 96% of superintendents and principals and 93% of teachers agreed that "an effective public education system must be built around rigorous content standards that describe what students should learn in language arts, mathematics, science, and history." And 89% of those surveyed agreed that "states that set standards should also set performance levels that measure whether students have attained advanced, proficient, or inadequate mastery of the standards."

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

         The accountability section of Youthline USA's website is currently under development. Youthline USA will assist schools and school districts with determining the degree to which students are performing through incremental assessments, aligned to the state standardized assessment (Stanford 9, ITBS, MSPAP, FCAT, MAT etc.) and to state standards. Each student will complete a specific news story with assessment items (aligned to the state assessment) that appear at the end of the reading selection. These data will be scored, and feedback will be provided immediately to teachers, principals, and other district personnel regarding the degree to which students are "measuring up," as compared to standardized achievement measures.

Following are the five key elements of the Youthline USA Education Accountability System which is currently under development:

o Eliminating the Digital Divide. Our instructional model will provide an opportunity to lessen the disparities that exist in levels of access between rich and poor and between suburban and inner-city children with regard to the quality of resources for students provided both on-line, and through print.

o High standards will be maintained through performance-based activities completed by all students at least three times during the school year. In addition, standards will be maintained through student participation in various activities such as the stock market, email communication, and interdisciplinary high-interest stories with activities.

o Classroom instruction will be transformed as students become actively engaged in a "business model" that empowers them to make "real life" corporate-type decisions in the classroom (i.e., daily review of email, stock market, choices for reading news stories, spending e-Money).

o Ongoing, applied professional growth consisting of site-based teacher development sessions will ensure both teacher and student proficiency.

o Youthline USA will provide an effective curricular resource that never attempts to standardize students. Instead, it will operate as a work plan, providing for focus, connectivity, coordination, and articulation, without leading to slavish conformity where every teacher or student has exactly the same lesson on the same day from the same page in the same textbook. Youthline USA will define the necessary levels of focus and connectivity without leading to standardization.

         Youthline-USA.com will also offer the ability to track results for every student and every activity. This will offer the educator a complete, instant snapshot of how students are performing. Youthline-USA.com will be to send this report card directly to the teacher or school, after all activities are complete. This instant feedback will make it much easier to judge the students' needs on a regular basis. Activities will be assigned on a number of levels. The difficulty level will be to increase as students improve their performance. The activity level will be tracked for every student, allowing for a simple way to view each student's progress.

WORKSHOPS

         Youthline USA offers free workshops on incorporating its programs into the classroom. We also continually conduct focus groups and surveys with children and teachers to gather important data about our features and programs. With feedback from these two audiences, we regularly enhance and update our program to ensure the greatest benefit to our users.

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

YOUTHMALL

         YouthMall, Youthline USA's e-commerce application, is currently under development. It will offer for sale only products that meet ours rigorous standards of acceptability. Students who participate regularly in the Stock Market Game, send a designated number of editorials, or otherwise actively participate in Youthline USA programs, will earn e-money that entitles them to purchase selected products, such as approved books from an on-line store. Students who qualify for e-money will be able to make their selections at the partner/vendor's Web page. Thus, in addition to learning about e-commerce and e-money, students who participate will also become familiar with navigating the Internet. The site will also carry products of interest to parents and educators, where adults know they can rely on the Youthline USA's standards. YouthMall is planned for release in the first quarter of 2001.

MARKETING AND SALES STRATEGY

         Youthline USA will rely on multiple revenue streams, generated through school and individual subscriptions, on-line memberships, advertisements, and corporate sponsorships. These income sources are both synergistic and diverse. While growth in any one aspect reinforces the other, the business model is not dependent on any single revenue source to support the enterprise. Furthermore, these revenue streams are annuities that renew semi-annually, annually, or over a longer period of time, depending upon the contract basis.

         Thus, we focus most of our marketing efforts directly on schools and district boards of education. This is important for two reasons: first, it helps build Youthline USA's brand recognition; and second, it significantly limits any negative impact from competitors. Rapid market penetration and branding of the Youthline USA name, in addition to widespread partnerships with school districts and corporations, presents potential competitors with significant barriers to entry into this lucrative space.

         The chief sources of revenue is expected to come from Web site subscriptions (or package subscriptions that include the Web site, the newspaper, and the magazine) and advertisements and corporate sponsorships.

Youthline USA will be addressing two major marketplaces simultaneously with its business model:

o The $15-billion interactive educational school marketplace, in which 96% of the country's 89,000 elementary schools have Internet access and 80% of all K-12 classrooms are expected to be on-line by 2001.

o The advertising marketplace for the $17 billion in consumer goods purchased by or for the country's 25 million-plus children between eight and fourteen. To drive penetration into these markets, the immediate goal on which we are focusing our attention is to maximize the number of school subscriptions to Youthline USA's Internet product line.

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

Our business strategy includes driving the growth of our customer base by:

o Offering initial pilot program promotions that include incentive pricing for new strategic subscribers in order to build brand and product loyalty.

o Developing brand recognition through extensive advertising and public relations activities.

o Contracting with strategic marketing and distribution partners that have existing or growing customer relationships, thus rapidly expanding the distribution and sales channels for the Youthline USA product line.

         We intend to build a national sales force to directly address schools and their districts across the country. The plan calls for growing from 10 outside local reps at the end of 2000 to 100 by fourth quarter 2003. Concurrently, a nationwide network of local ad sales representatives is expected to be built within the same markets. This sales force will address the advertising market within these local areas.

         We have has already entered into agreements to launch our innovative Internet service in Atlanta, Memphis, Chicago, New York City, and Washington D.C. schools. Over the next six months, Youthline USA products and services will be available in approximately 500 schools. The pilot program will give schools access to Youthline USA's weekly newspaper and Web site, Youthline-USA.com, a subscription-based service helping students to develop essential skills needed to work in tomorrow's career world. Secondary markets for new subscriptions are companies, organizations, and professionals who provide services for children (i.e., pediatricians, hospitals, speech therapists, etc.).

         The market is extremely eager for interactive news publications for children. We have sent 640,000 requested subscriptions (of the newspaper) to schools to ensure widespread usage of the Web site. In addition, Youthline-USA.com will be placed on all the major search engines and will advertise on the Internet.

         We have focused on six major avenues to obtain paid subscriptions:

1.   Sales teams that directly connect with principals and superintendents.

2.   Advertisements in library journals and handbooks.

3. Education Express, Inc., a separate non-profit organization established to distribute Youthline USA to schools and neighborhoods that do not have budgets to purchase subscriptions. As a non-profit organization, Education Express is eligible for grants from foundations and corporate philanthropy programs. In addition, Education Express will solicit donations from local businesses to "Adopt-A-School." Education Express will, in turn, buy subscriptions from Youthline USA on behalf of schools and poor neighborhoods.

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

4. Direct Mailing. In our first year, Youthline USA utilized direct mailings in the New York tri-state region with great success, achieving a 2.5% order rate (considerably higher than the 1.0% considered to be the average for direct mail offering of new products). Youthline USA will send two mailings to schools per year on a national scale.

5. Aligning with reading organizations, government agencies, and political figures to reach every elementary school in the U.S.

         Additional marketing tactics being investigated include mail-order catalogues, booths in shopping malls, TV shopping networks, advertising on the Internet, and meetings with superintendents throughout the country.

Also, marketing and sales activities will include:

o    Pitching articles about Youthline USA in national newspapers and magazines

o    Targeting PTAs, teachers', and reading conventions

o    Approaching political figures (governors, mayors, senators)

o    Publicizing to community groups

o    Contacting newspaper organizations

o    Marketing through teacher and library organizations

o    Targeting media trade journals

o    Soliciting Board of Education officials directly

         Not only is subscription revenue growth directly generated from Web site services and circulation growth, but advertisement and corporate sponsorship revenues are also directly related to circulation. The Web site must establish a stable subscription base and also demonstrate to its potential advertisers that subscriptions are increasing significantly from year to year. Therefore, our main focus will be continued subscription growth for the Web site and newspaper.

         Youthline USA is currently focusing on the U.S. market, but the newspaper and Web site easily lend themselves to international expansion. World and regional news can be adapted for individual countries and languages. The international scope of the Internet offers Youthline USA virtually unlimited opportunities for growth.

         Youthline USA is an attractive marketing vehicle to corporate America due to its presence in schools, which allows advertisers to reach their market in a peer environment. This attraction is expected to continue to grow as Youthline USA penetrates further into the educational marketplace.

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

         To stand out from its competition, Youthline USA offers advertisers a number of unusual marketing techniques, aside from standard advertisements in the newspaper, magazine, and Web site. Some of these marketing opportunities include:

o Sponsoring Youthline USA contests, including Essay Contests and Design an Ad Contests. The latter is particularly attractive to companies, since kids will design their own advertisements for their products.

o Sponsoring a specific page, such as the technology, fashion, or health page, as befits that company's area of expertise. Other options in this category include Ask the Expert columns, both in the newspaper and online.

o Inserting stickers and book covers into Youthline USA's weekly newspaper which contain the company's logo and/or message. Kids will be using these items daily in a peer environment, an attractive benefit to advertisers. Advertisers can also print coupons in the paper, or offer coupons as prizes for activities on the Web site.

o Public companies have the option of participating in Youthline USA's popular Stock Market Experience. Other companies can join Youthline USA's online Career Section.

Youthline USA also offers partnerships that consist of a number of the above opportunities to reach the teen market, at a significant savings over the cost of individual components.

COMPETITION

         Although Youthline USA is unique and there are no direct competitors, we are aware of competition in specific and distinct areas of our operations. Management is confident, however, that there are no other entities providing the comprehensive mix of print and multimedia solutions for educators that Youthline USA offers.

INTERNET COMPETITION

         Youthline USA is keenly aware of the on-line competition for children's and educational content. Valuable educational content can be found on the Web in sites dedicated to history, science, mathematics, technology, and virtually any other subject of interest. Furthermore, even education-focused e-commerce sites and services (e.g., assessment, lesson plans, etc.) are not in short supply.

         Like the Web in general, this content and service area is very dynamic, and the fast rate of change will quickly render any static competitive analysis stale and obsolescent. The main players in this market are currently Lightspan, Inc., Riverdeep Interactive Learning, Discovery School, Classroom Connect and Mamamedia.com. We believe that Youthline USA's model will be best positioned to play a major part of this development. Of such companies, our only direct competitor is Riverdeep; although the company, in our opinion, has robust offerings in math but not yet fully developed products and content in reading.

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

         It should be noted that many of the more popular children's sites are more entertainment-oriented than educational, and we believe these players will only enhance our position as the premier Web site for educational content. The more children get used to using the Internet, the easier it will be to break them in to its multimedia educational concept.

         The educational market for on-line content is currently highly fragmented, with news, entertainment, games, activities, and lesson plans all coming from separate sources. Youthline USA takes an integrated approach. Its content generally uses breaking news as its starting point for direct content as well as its derivative contributions to education. Lesson plans, for instance, attempt to relate to the news in some way (though often tangentially) in order to provide a well-rounded approach while emphasizing the fact that life and education are integrally related. This unified philosophy, which we feel avoids treating education as the opposite of "real life," has generated overwhelming interest from school districts throughout the country, with many area school systems subscribing to Youthline-USA.com.

PRINT COMPETITION

Several well-established and highly successful news publications are marketed for children:

o Weekly Reader weekly magazine publishes five different editions (PreK-6, Current Events 6-10, Career World 7-12, Current Health 4-12, Writing 7-10). Distribution is mostly through school subscriptions, but they also distribute directly to individuals. Circulation is up to 80% of schools, demonstrating the penetration possibilities of a good product in this space.

o Scholastic News weekly magazine publishes five different editions, based on grade levels 1-5, and markets to classrooms throughout the country. Both Scholastic News and Weekly Reader are magazines, not newspapers. They offer current events, not breaking news. This is a major difference for an educator looking to tie the daily news into her daily curriculum.

o Time for Kids is also a weekly magazine that targets kids ages eight to fourteen and has a circulation of 2.6 million.

o Sports Illustrated for Kids publishes monthly for home consumption. It targets kids ages eight to fourteen and has a circulation of 2.6 million. Obviously, SI's subject matter is not general news.

         Management is extremely encouraged by the wide-ranging success and continuing growth of this group of publications, and we are in no way daunted by their existence. Youthline USA does not compete with them directly, and differs from them significantly in several ways. While Youthline USA reaches schools as part of the curriculum, satisfying McREL standards, the newspaper targets home usage as well, unlike several of the other publications. It covers breaking news
- with updates and continuations - not just themes and general topics. Youthline USA is a 16-page newspaper, while most of the others are magazines, and significantly smaller. It appears weekly throughout the year, rather than monthly or only during the academic calendar. This underscores its use as an everyday newspaper for everyone. And Youthline USA is distributed through schools and via home delivery, and newsstands will be added as well.

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

INTELLECTUAL PROPERTY

         Our ability to compete successfully and achieve future revenue growth will depend, in part on our ability to protect our proprietary technology and operate without infringing the rights of others. We have received our trademark YouthlineUSA(TM).

EMPLOYEES

         As of September 30, 2000, we had 60 full-time employees. We have employees in production, marketing, administration, and management. None of our employees are represented by a labor union and we have not experienced any work stoppages. We consider our employee relations to be good.

FACILITIES

         We currently lease approximately 4,533 square feet of general office space in Howell, New Jersey which serves as our executive offices. The annual rental is $83,860. The lease expires on October 31, 2004. We also lease an additional 1,275 square feet of general office space in Cresskill, New Jersey, to accommodate our editorial staff. The annual rental is $19,125. The lease expires on April 30, 2003. Our current facilities will provide adequate space to house the business through our current growth, however, as we continue to execute our plan, additional operational and administrative space may be required. We believe that adequate additional space is available on competitive terms.

LEGAL PROCEEDINGS

         There are no material legal proceedings pending to which we are a party, and we are unaware of any contemplated material legal actions against us.

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     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

OVERVIEW

         Youthline USA, through our wholly owned subsidiary, S&S Plus, Inc., publishes Youthline USA, a daily website, weekly newspaper and monthly magazine written and designed for children ages 8 through 14. Youthline USA makes sure all content is age-appropriate and is designed to attract and engage the attention of children within this age range. In addition, the Web site offers curriculum tools for educators, including curriculum-based interactive activities and accountability tools for tracking student performance.

         In August 1999, we acquired all of the outstanding capital stock of S&S Plus, Inc., a wholly owned subsidiary of Youthline USA which operated the publication of Youthline USA, in exchange for the issuance of 5,500,000 shares of its common stock, representing a majority of the total issued and outstanding capital stock of Youthline USA. On such date, the previous management's directors and officers resigned and were replaced with the current officers and directors.

         This exchange has been accounted for as a reverse acquisition, under the purchase method of accounting, since the former owners of S&S Plus, Inc. owned a majority of the outstanding stock of Youthline USA, Inc. after the acquisition. Accordingly, the combination of the two companies is recorded as recapitalization of shareholders' equity of S&S Plus, Inc., pursuant to which S&S Plus, Inc. is treated as the continuing entity for accounting purposes and the historical financial statements presented are those of S&S Plus, Inc.

         Youthline USA was incorporated on July 27, 1999 pursuant to the laws of the State of Delaware as the successor to Ult-I-Med Health Centers, Inc., a Utah corporation ("Ult-I-Med"), which was incorporated in 1983 under the laws of the State of Utah (originally under the name Picadilly Technology, Inc.). We were organized to effectuate a re-incorporation of Ult-I-Med with and into Youthline USA on August 16, 1999.

         Ult-I-Med was originally organized to engage in the mining of metalliferous chemicals. In 1988, Ult-I-Med ceased such activities and began engaging in the business of owning and operating camping and recreation facilities. In 1991, Ult-I-Med ceased such activities and began engaging in the business of owning and operating supervised primary care, health and rehabilitation centers. In January 1996, Ult-I-Med filed a Chapter 11 bankruptcy petition. Ult-I-Med liquidated all of its assets and its plan of reorganization was filed with the court on February 1998. All of Ult-I-Med debts were paid subsequent to June 30, 1999, and the court entered a final decree on September 24, 1999.

         Presently, we address two multi-billion dollar markets: the technology education market and Corporate America who advertises to today's youth. To address the technology education market, we provide curriculum and technology to schools using our unique web site and the daily news as a base. Youthline-usa.com provides an integrated language arts curriculum customized by city and state, to subscribing schools, allowing them to teach their students the required curriculum while introducing them to the world of technology. Its appeal to schools is additionally enhanced by the incorporation of lesson plans and an accountability package that allows educators to track their students performance.

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

         We also print a weekly newspaper and monthly magazine to supplement the web site. The print products encourage further integration of curriculum and technology and also generates advertisement and sponsorship revenue from Corporate America. We market ourselves to Corporate America as a unique, flexible, focused and powerful media for reaching today's youth on a daily, weekly and monthly basis. We believe that not only corporations which provide products and services to that age group will advertise, but any corporation concerned with promoting its products to tomorrow's consumers will consider advertising and sponsoring on Youthline.

COMPONENTS

We generate revenue from:

        1) Website subscriptions to schools-$16 per student per year
        2) Newspaper subscriptions-$30 for individual subscriptions; $7 for bulk subscriptions
        3) Magazine subscriptions-$30 for individual subscriptions; $7 for bulk subscriptions
        4) Advertisements and sponsorships-$18,000 per page.

         To date, there are 74 schools in 6 states who have subscribed to our web site, generating $588,236.00 in revenue, which is expected to be recognized over a period of six months to three years. Inasmuch as the products are new and that the concept is new, management believes that this is a strong beginning that demonstrates the appeal our products will have to schools nationwide.

         To date, the following entities have advertised with Youthline: Phillip Morris, The Academy of Natural Sciences, The American Red Cross, The Annenberg Center-International Children's Festival, The Crayon House, Creative Kids, The Harlem Globetrotters, Kewlminds/Global Children's Network, Loews/Sony Theatres, New York City Police Museum, Radio Disney, Sesame Place, Six Flags Great Adventure, Space Farms Zoo, The Sound of Music, Spotco/Suessical and Welcome America.

Management believes that as name recognition grows, our list of advertisers will also grow significantly.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998.

Results Of Operations

         In 1999 and 1998, our main source of revenues were from the sale of newspaper subscriptions. Total revenues from subscriptions were $168,967 and $14,707 for 1999 and 1998, respectively. We incurred net operating losses of $4,787,000 in 1999, compared to $322,351 in 1998. The losses incurred in 1999 included expenses from the issuance of our common stock and warrants recorded at the fair market value at the time of issuance. The aggregate amount expensed in 1999 was $3,403,768 from common stock and warrants issued for services. We incurred substantial costs for printing, reproduction, mailing and design of the newspaper during these periods. Additionally, we incurred substantial costs in marketing, advertising and payroll expense during the initial start up of operations.

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

Revenues.

         During the year ended December 31, 1999, sales revenues increased $154,260, (1,048%) to $168,907 from $14,707 for the corresponding period in 1998. The increase was attributable to increased subscribers and advertising revenues.

Cost of Goods Sold.

         These costs include, but are not limited to printing and distribution costs. Until September 1999 we printed 20,000 copies each week. The printing costs per newspaper are very high when printing so few (as much as $.10 per newspaper). However, now that we print over 550,000 newspapers per week, the cost per newspaper has been lowered to $.04 per newspaper. We therefore expect to see a significant profit on every paid subscription. Costs of goods sold also include mailing and shipping costs. During 1999 costs of goods sold was $321,320, an increase of $158,096 or 92% from 1998. This increase was attributable to an increase in paid and unpaid subscriptions.

Net Losses and Unusual Charges.

         We incurred a net loss from operations of $4,787,000, or $.51 per share as compared to a loss of $322,351, or $.06 per share in the comparable period in 1998. During 1999, we recorded an aggregate of $3,403,768 of charges to the income statement. Theses charges consisted of $1,352,868 in common stock issued for services and $1,800,900 of services recorded at the fair market value of warrants issued to employees and consultants and $250,000 representing the intrinsic value of the conversion feature of the convertible promissory notes. The fair market value of the warrants were computed using the Black-Scholes Option Pricing Model at the time the warrants were granted. See Note 12 to the financial statements.

Operating Expenses.

         Operating expenses during 1999 increased as follows: payroll costs increased $406,943 to $455,324 (an increase of 411%) from $48,381 for the corresponding period in 1998. The increase was attributable to a substantial increase in the number of employees hired as support staff. Professional fees increased $143,615 to $158,060 (an increase of 994%) from $14,445 for the corresponding period in 1998. The increased professional fees were mainly legal and accounting fees relating to our reorganization. Selling expenses increased $281,666 to $333,580 (an increase of 543%) from $51,914 for the corresponding period in 1998. General & administrative costs increased $137,181 from $25,047 (an increase of 548%) from $25,048 for the corresponding period in 1998. The increase in selling expenses and general and administrative expenses is attributable to the continued investment in our aggressive sales and marketing, finance and other general and administrative infrastructure necessary to support our business development and expansion.

Interest Expense.

         Interest expense increased $1,339,734 to $1,362,952 (including non-cash adjustments of $1,275,500) for the year ended December 31, 1999 from $23,218 for the corresponding period ending December 31, 1998. The increase is primarily associated with the increased borrowing used to fund our operations as well as our expansion and the non-cash adjustments.

Interest Income.

         Interest income was $3,786 in 1999 compared to $0 in 1998. This increase was attributable to higher average balances of invested cash and cash equivalents.

         During the 1999 period, we increased our (non-paid) circulation to 550,000 subscriptions, which should significantly increase its revenues in the coming year. We, however, will continue to incur expenses attributable to the growth of our business and therefore, management cannot estimate the amount of losses it may incur in the future.

Income Taxes.

         We incurred substantial losses form its inception through the current period. From inception to August 16, 1999, we operated as a Sub-Chapter S corporation. Accordingly, losses aggregating $1,300,493 generated during this period flowed through to the individual shareholders. Subsequent to the reorganization, losses aggregating $3,986,745 incurred by us will be utilized against future operating profits. However, as a result of the net operating losses sustained by us, a provision for corporate taxes was not required and deferred taxes will be recognized when we achieve profitability.

Year Ended December 31, 1998 compared to Year Ended December 31, 1997.

Results Of Operations

Revenues.

         Revenues for the calendar year ended December 31, 1998 were $14,707, an increase of $4,604 or 46% from the prior year. The increase was attributable to increased paid subscriptions from the prior year.

Costs of Goods Sold.

         During 1998 costs of goods sold was $163,224, an increase of $95,247 or 140% from 1997. This increase was attributable to an increase in paid and unpaid subscriptions.

Operating Expenses.

         Operating expenses during 1998 increased as follows: payroll costs increased $48,381 compared to the corresponding period in 1997. We incurred no payroll expense during its inception period in 1997. The increase was mainly attributable to the hiring of several support staff. Professional fees increased. Selling expenses and general and administrative decreased $21,958 to $91,706 (a decrease of 19%) from $113,664 for the corresponding period in 1997.

Interest Expense.

         Interest expense increased $22,955 to $23,218 for the year ended December 31, 1998 from $263 for the corresponding period ending December 31, 1997. The increase is primarily associated with increased borrowing used to fund our operations as well as our expansion.

Six Months Ended June 30, 2000 compared to Six Months Ended June 30, 1999.

Results of operations

         In 1999 and 1998, our main source of revenues were from the sale of newspaper subscriptions. For the six months ended June 30, 2000 the main source of revenues was from subscriptions to our web site. Web site subscriptions aggregated $478,856 (84%) of the $567,035 in gross revenues earned. Total revenues from subscriptions were $567,035 and $29,559 for the six months ended June 30, 2000 and 1999, respectively. We incurred net operating losses of $9,257,377 in 2000, compared to $133,883 in 1999. The losses incurred for the six months ended June 30, 2000 included $1,378,000 of interest expense utilizing the intrinsic value of the beneficial interest of the convertible notes issued in the first quarter ending March 31, 2000, $1,790,000 in the value of warrants issued and $2,521,406 in stock issued for services. We incurred substantial costs for printing, reproduction, mailing and design of the newspaper during these periods. Additionally, we incurred substantial costs in marketing, advertising and payroll expense.

Revenues.

         During the six months ended June 30, 2000, sales revenues increased $537,476, to $567,035 from $28,559 for the corresponding period in 1999. The increase was attributable to increased subscribers and advertising revenues and $478,000 in web subscriptions.

Cost of Goods Sold.

         These costs include, but are not limited to printing and distribution costs. During the six months ended June 30, 2000 costs of goods sold was $1,336,643, an increase of $1,273,490 or 2,000% from the corresponding period in 1999. This increase was attributable to an increase in paid and unpaid subscriptions.

Net Losses and Unusual Charges.

         We incurred a net loss from operations of $9,257,377, or $.81 per share as compared to a loss of $133,683, or $.02 per share in the comparable period in 1999. During the first two quarters ending June 30, 2000, we recorded $1,378,000 of interest expense utilizing the intrinsic value of the beneficial interest of the convertible notes issued, and $4,311,406 of warrants and stock issued for services.

Operating Expenses.

         Operating expenses during the six months ended June 30 2000 increased as follows: payroll costs increased $959,842 to $981,543 from $21,701 for the corresponding period in 1999. The increase was attributable to a substantial increase in the number of employees hired as support staff. Professional fees increased $86,842 to $94,055 (an increase of 1,897%) from $7,213 for the corresponding period in 1999. The increased professional fees were mainly legal and accounting fees. Selling expenses increased $917,423 to $955,587 (an increase of 1,651%) from $38,164 for the corresponding period in 1999. General & administrative costs increased $298,214 from $20,616 (an increase of 1,447%) for the corresponding period in 1999. The increase in selling expenses and general and administrative expenses is attributable to the continued investment in our aggressive sales and marketing, finance and other general and administrative infrastructure necessary to support our business development and expansion.

Interest Expense.

         Interest expense increased $2,937,933 to $2,947,047 for the six months ended June 30, 2000 from $9,111 for the corresponding period ending June 30, 1999. The increase is primarily associated with the increased borrowing used to fund the operations of Youthline USA as well as its expansion. Included in interest expense is $2,678,500 issued for stock, warrants and the intrinsic value of interest on convertible notes.

Interest Income.

         Interest income was $3,267 for the six months ended June 30, 2000 compared to $0 in 1999. This increase was attributable to higher average balances of invested cash and cash equivalents.

Circulation.

         During the six month period that ended June 30, 2000, we increased our (non-paid) circulation to 750,000 subscriptions, which should significantly increase our revenues in the coming year. We, however, will continue to incur expenses attributable to the growth of our business and therefore, management cannot estimate the amount of losses it may incur in the future.

Income Taxes.

         We incurred substantial losses from our inception through the current period. From inception to August 16, 1999, we operated as a Sub-Chapter S corporation. Accordingly, losses aggregating $1,300,493 generated during this period flowed through to the individual shareholders. Subsequent to the reorganization, losses aggregating $7,966,884 incurred by us will be utilized against future operating profits. However, as a result of the net operating losses sustained by us, a provision for corporate taxes was not required and deferred taxes will be recognized when we achieve profitability.

Liquidity and capital resources.

         Management anticipates that the continued increase in subscribers will increase advertising revenues and any future additional proceeds from financings will result in improved liquidity during the coming year. We do not have any plans that would materially affect our current demands and to the best of management's belief there are no events that would result in major increase or decreases in our liquidity other than in the normal course of our operations.

         To date we have funded our operations and expansion through bridge financing, capital contribution and the sale of convertible promissory notes. Our potential sources of liquidity will be additional financings through the sale of convertible notes and credit facilities with banks. At June 30, 2000, our current assets consisted of $164,760 of cash, $613,321 of receivables and prepaid expenses of $57,275. At June 30, 2000 the current liabilities exceeded its currents assets by $2,961,224. At June 30, 2000, current debt consisted of $2,500,000 convertible promissory notes and accounts payable and accrued expenses of $1,227,971, and $148,609 unearned revenue which will be recognized over the next three months. We issued approximately $5,500,000 in various convertible notes during the three months ended September 30, 2000. These notes will continue to fund our operating deficit. Management anticipates that it will satisfy its liquidity and capital requirements in the coming year through additional capital and funds generated by operations.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         To the best of management's knowledge, other than as set forth below, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by the Company to own of record or beneficially more than 5% of any class of the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

         In February 1998, each of Saki Dodelson and Susan Gertler, the Company's President and Secretary, respectively, loaned the Company's subsidiary, S&S Plus, Inc., $125,000 ($250,000 in the aggregate). The notes bear interest at 9% per annum. Interest payments only are made until the gross annual sales of the subsidiary reach $1 million, at which time the subsidiary will begin to repay $15,000 of principal annually until the notes are paid in full.

         In March 1999, Robert Dodelson, the father-in-law of Saki Dodelson, loaned the Company's subsidiary, S&S Plus, Inc., $35,000. The loan was paid in full in December 1999.

         In May 2000, Mr. Stefansky, the Company's Chairman of the Board, loaned the Company $125,000, interest free. This loan was repaid in May 2000.

         In May 2000, Portugal, a company controlled by Mr. Stefansky, the Company's Chairman of the Board, loaned the Company $225,000, which loan proceeds were discounted by 10%. This loan was repaid in June 2000. In July 2000, Portugal loaned the Company an additional $200,000, interest free, which loan was repaid in July 2000.

         In April 2000, Ms. Dodelson loaned the Company, interest free, $120,000, which loan was repaid in April 2000. In August 2000, Ms. Dodelson loaned the Company, interest free, $18,000, which loan was repaid in September 2000.

         In July 2000, the Company issued a warrant to GIG, a company controlled by Mr. Stefansky, to purchase up to 1,000,000 shares of Common Stock at $.10 per share at any time prior to December 31, 2004. Such warrant was issued in consideration of the cancellation of warrants previously issued by the Company to GIG for the purchase of up to 1,200,000 shares of Common Stock (300,000 shares of Common Stock at $3 per share, 300,000 shares of Common Stock at $5 per share, 300,000 shares of Common Stock at $7 per share and 300,000 shares of Common Stock at $10 per share).

         In July 2000, the Company issued a warrant to Mr. Stefansky, to purchase up to 1,500,000 shares of Common Stock at $.10 per share at any time prior to December 31, 2004, in consideration for services rendered to the Company by Mr. Stefansky.

         In July 2000, the Company issued a warrant to Katimon, a company controlled by Mr. Stefansky, to purchase up to 666,667 shares of Common Stock at $.10 per share at any time prior to December 31, 2004. Such warrant was issued in consideration of the cancellation of a warrant previously issued by the Company to Katimon for the purchase of up to 800,000 shares of Common Stock at $1.00 per share.

         In July 2000, the Company issued a warrant to Portugal to purchase up to 333,333 shares of Common Stock at $.10 per share at any time prior to December 31, 2004. Such warrant was issued in consideration for the cancellation of a warrant previously issued by the Company (in connection with a loan described above) to Portugal for the purchase of up to 400,000 shares of Common Stock at $ 1.00 per share.

         In July 2000, the Company issued to Saki Dodelson, the Company's President, a warrant to purchase up to 1,170,000 shares of Common Stock at $.10 per share at any time prior to December 31, 2004, for services rendered and in lieu of warrants previously issued by the Company to Ms. Dodelson (for the purchase of 325,000 shares at $1.00 per share, 25,000 shares at $3.00 per share, 62,500 shares at $5.00 per share, 50,000 shares at $7.00 per share and 62,500 shares at $10.00 per share).

         In July 2000, the Company issued to Susan Gertler, the Company's Secretary, a warrant to purchase up to 1,170,000 shares of Common Stock at $.10 per share at any time prior to December 31, 2004, for services rendered and in lieu of warrants previously issued to Ms. Gertler by the Company (for the purchase of 325,000 shares at $1.00 per share, 25,000 shares at $3.00 per share, 62,500 shares at $5.00 per share, 50,000 shares at $7.00 per share and 62,500 shares at $10.00 per share).

         In July 2000, the Company issued 750,000 shares of common stock and 350,000 warrants (exercisable at $4.00 per share) to New Sales Limited, a principal stockholder of the Company, in consideration of $1,500,000.

         In July 2000, the Company issued 500,000 shares of common stock and 250,000 warrants (exercisable at $4.00 per share) to McCallum Limited ("McCallum"), a principal stockholder of the Company, in consideration of $1,000,000.

         In September 2000, the Company (in connection with the issuance of a $2 million convertible note) issued 750,000 shares to McCallum. The note bears interest at 10% per annum and is due March 2001, which may be extended by the option of the holder to September 2001. The note is convertible at the option of the holder into shares of common stock at the lower of $.70 or 75% of the market price (as defined in the note) of the Company's common stock. The holder may not convert such note into shares of common stock if, as a result of such conversion, it would beneficially own more than 9.99% of the outstanding common stock. Based upon the number of shares outstanding as of the date of the mailing of this Proxy Statement, the holder would be entitled to convert a portion of the note into 663,077 additional shares of common stock. This figure could increase in certain instances, such as, for example, if the Company issues additional shares of common stock or if the holder disposes of all or a portion of its common stock. See "Principal Stockholders".

         In September 2000, the Company (in connection with the issuance of a $2 million convertible note) issued 750,000 shares to Praxis Assets Limited. The note bears interest at 10% per annum and is due March 2001, which may be extended by the option of the holder to September 2001. The note is convertible at the option of the holder into shares of common stock at the lower of $.70 or 75% of the market price (as defined in the note) of the Company's common stock. The holder may not convert such note into shares of common stock if, as a result of such conversion, it would beneficially own more than 9.99% of the outstanding common stock. Based upon the number of shares outstanding as of the date of the mailing of this Proxy Statement, the holder would be entitled to convert a portion of the note into 1,468,571 additional shares of common stock. This figure could increase in certain instances, such as, for example, if the Company issues additional shares of common stock or if the holder disposes of all or a portion of its common stock. See "Principal Stockholders".

         In August 2000, the Company issued to Louis Libin, a director of the Company, 75,000 shares of Common Stock and warrants for the purchase of up to 25,000 shares at $5.00 per share, up to 25,000 shares at $7.00 per share and up to 25,000 shares at $10.00 per share, in consideration of consulting services to be performed by Mr. Libin on behalf of the Company. In September 2000, the Company reduced the exercise prices of such warrants to $1.00, $2.00 and $3.00, respectively.

         In September 2000, the Company issued to each of Ms. Dodelson and Ms. Gertler warrants for the purchase of 375,000 shares at $.05 per share. Such warrants expire on December 31, 2004.

         In September 2000, the Company issued 3,000,000 shares of common stock to Gold Mine Asset Management Ltd., a principal stockholder of the Company, for international financial consulting services.
            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

         Prior to August 1999, our shares of Common Stock were quoted on the OTC Bulletin Board under the symbol "UMHCD". Since August 1999 the Common Stock has been trading under the symbol "YLNE".

         The following table sets forth the range of high and low closing sales prices for the Common Stock, in the 3rd and 4th Quarter of 1999, and the 1st, 2nd and 3rd quarter of 2000, as reported by the OTC Bulletin Board. The trading volume of our securities fluctuates and may be extremely limited (or non-existent) during certain periods. As a result, the liquidity of an investment in our securities may be adversely affected. For several years prior to August 1999, our Common Stock did not trade.

                                       Common Stock
                                    High           Low
                                    ----           ---
1999
----

Quarter ended
September 30, 1999*               $10-3/8          $3

Quarter ended
December 31, 1999                 $10              $3

2000
----

Quarter ended
March 31, 2000                    $12-1/2          $8-1/2

Quarter ended
June 30, 2000                     $ 9-7/8          $2.687

Quarter Ended
September 30, 2000                $ 3-1/8          $.25

*    Limited trading on the OTC Bulletin Board commenced in August 1999.

         On October 10, 2000, the last sales price as reported by the OTC Bulletin Board was $.30 for each share of Common Stock. As of September 30, 2000, there were 20,739,350 shares of Common Stock outstanding, held of record by approximately ___ record holders.

DIVIDEND POLICY

         It is the policy of the Board of Directors to retain earnings for use in the maintenance and expansion of our business. We have has not declared any cash dividends to the shareholders of its capital stock and does not intend to declare such dividends in the foreseeable future. We are also prohibited from declaring dividends pursuant to our outstanding convertible notes.

                             EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

            No executive officer received compensation in excess of $100,000 in fiscal years 1998 and 1999. Each director of Youthline USA is entitled to receive reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors of Youthline USA but are not compensated for services provided in their capacities as directors.

EMPLOYMENT AGREEMENTS

         We have entered into five-year employment agreements with each of Saki Dodelson (President) and Susan Gertler (Vice President and Secretary). The employment agreements (as amended) provide for annual base salaries of $160,000 each. The agreement also calls for the issuance of 20,000 warrants at an exercise price of $.10 per share and payment of 1% in cash, for each $1,000,000 of revenues received by us commencing January 1, 2001. In addition, signing bonuses of $20,000 remain outstanding pursuant to the terms of the agreements. The employment agreements provide for discretionary bonuses to be determined in the sole discretion of the Board of Directors and contain covenants not to compete with us following termination of employment.

         We have entered into a five-year employment agreement with Mark Siegel (Vice President-Educational Sales). The employment agreement provides for an annual base salary of $145,000. The agreement also calls for commissions to be paid to Mr. Siegel based upon certain agreed upon revenue thresholds. The employment agreement contains covenants not to compete with us following termination of employment.

STOCK OPTION PLANS AND AGREEMENTS

         Incentive Option Plan - In January 2000, our Directors adopted and the stockholders of Youthline USA approved the adoption of Youthline USA 2000 Incentive Stock Option Plan ("Incentive Option Plan"). The purpose of the Incentive Option Plan is to enable us to encourage key employees and Directors to contribute to the success of Youthline USA by granting such employees and Directors incentive stock options ("ISOs").

         The Incentive Option Plan will be administered by the Board of Directors or a committee appointed by the Board of Directors ("Committee") which will determine, in its discretion, among other things, the recipients of grants, whether a grant will consist of ISOs or a combination thereof, and the number of shares to be subject to such options.

         The Incentive Option Plan provides for the granting of ISOs to purchase Common Stock at an exercise price to be determined by the Board or the Committee not less than the fair market value of the Common Stock on the date the option is granted.

         The total number of shares with respect to which options may be granted under the Incentive Option Plan is 4,000,000. ISOs may not be granted to an individual to the extent that in the calendar year in which such ISOs first become exercisable the shares subject to such ISOs have a fair market value on the date of grant in excess of $100,000. No option may be granted under the Incentive Option Plan after January 2010 and no option may be outstanding for more than ten years after its grant. Additionally, no option can be granted for more than five (5) years to a stockholder owning 10% or more of our outstanding Common Stock and such options must have an exercise price of not less than 110% of the fair market value on the date of grant.

         Upon the exercise of an option, the holder must make payment of the full exercise price. Such payment may be made in cash or in shares of Common Stock, or in a combination of both. We may lend to the holder of an option funds sufficient to pay the exercise price, subject to certain limitations.

         The Incentive Option Plan may be terminated or amended at any time by the Board of Directors, except that, without stockholder approval, the Incentive Option Plan may not be amended to increase the number of shares subject to the Incentive Option Plan, change the class of persons eligible to receive options under the Incentive Option Plan or materially increase the benefits of participants.

         As of September 30, 2000, there were 15,600 options outstanding that were issued to several of our employees (none of whom are executive officers or directors). The options are exercisable at $.25 per share and expire on December 31, 2005.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for YouthlineUSA by Berlack, Israels & Liberman LLP, New York, New York.

                                     EXPERTS

         Certain of the financial statements of Youthline USA included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Michael C. Finkelstein & Co., independent certified public accountants, whose reports thereon appear elsewhere herein and in the registration statement.

                              AVAILABLE INFORMATION

         Reports and other information filed by us with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, and at the Commission's New York Regional office at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, Washington, DC 20549 at prescribed rates.

         This Registration Statement, as well as all amendments thereto and subsequent reports, have been and will be filed through the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. Documents filed through EDGAR are publicly available through the Commission's Website at http:/www.sec.gov.

         Statements contained herein as to the contents of any document are summaries of such documents and, in each instance, reference is hereby made to the copy of such document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. All material information of such exhibits are discussed in this Form SB-2. The Registration Statement may be inspected and copied at the places set forth above.

                                TABLE OF CONTENTS
                                -----------------


Independent Auditors' Report.............................................   1

Accountants' Review Report...............................................   2

Consolidated Balance Sheets as of
  December 31, 1999 (audited) and June 30 2000 (unaudited)...............  3-4

Consolidated Statements of Operations for the Years Ended
  December 31, 1999 and 1998 (audited) and for the Six
  Months Ended June 30 2000 and 1999 (unaudited).........................   5

Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1999 and 1998 (audited) and for
  the Six Months Ended June 30 2000 and 1999 (unaudited).................   6

Consolidated Statements of Cash Flows for Years Ended
  December 31, 1999 and 1998 (audited) and for the Six
  Months Ended June 30 2000 and 1999 (unaudited).........................   7

Notes to the Financial Statements........................................ 8-22

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Directors and
Shareholders YouthLine USA, Inc.

We have audited the consolidated balance sheet of YouthLine USA, Inc. (the "Company") as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YouthLine USA, Inc. as of December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

As discussed in Note 7, effective January 1996, the Company adopted a new basis of accounting, whereby all remaining assets and liabilities were adjusted to their estimated fair values upon confirmation under chapter 11 by the United States Bankruptcy Court for the Northern District of Texas. The reorganization plan under chapter 11 was consummated on September 24, 1999. Accordingly, the financial statements for periods subsequent to the reorganization are not comparable to the financial statements presented for prior periods.



Michael C. Finkelstein & Co., CPA
Morganville, New Jersey
February 22, 2000

To the Board of Directors and Shareholders
YouthLine USA, Inc.

                           ACCOUNTANTS' REVIEW REPORT
                           --------------------------

We have reviewed the accompanying statements of financial position of YouthLine USA, Inc. as of June 30, 2000 and 1999, and the related statements of operations, cash flows and stockholders' equity for the six month periods then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A review of the interim financial statements consists principally of obtaining an understanding of the system for the preparation of interim financial statements, applying analytical review procedures to financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles applied on a consistent basis.



Michael C. Finkelstein & Co., CPA
Morganville, New Jersey
August 15, 2000

                               YOUTHLINE USA, INC.
                           CONSOLIDATED BALANCE SHEET


                                     ASSETS
                                                                                   December 31,     June 30,
                                                                                       1999           2000
                                                                                    ----------     ----------
                                                                                                   (Unaudited)
CURRENT ASSETS:
   Cash                                                                             $  572,720     $  164,760
   Accounts Receivable                                                                  91,542        613,321
   Stock Subscriptions Receivable                                                            -         80,000
   Prepaid Expenses                                                                     20,753         57,275
                                                                                    ----------     ----------
     TOTAL CURRENT ASSETS                                                              685,015        915,356
                                                                                    ----------     ----------

FIXED ASSETS
   Office equipment and software (net of
     accumulated depreciation of $35,071 and $55,948, respectively)                    107,795        227,030
                                                                                    ----------     ----------

OTHER ASSETS
   Organization costs (net of
     accumulated amortization of $2,578 and $3,163, respectively)                        3,272          2,687
     Intangible Assets - Trademarks, Goodwill and Customer Lists
         (Net of accumulated amortization of $33,500 and $13,000, respectively)        192,000        171,500
                                                                                    ----------     ----------

     TOTAL OTHER ASSETS                                                                195,272        174,187
                                                                                    ----------     ----------

     TOTAL ASSETS                                                                   $  988,082     $1,316,573
                                                                                    ==========     ==========

                 See accompanying notes to financial statements

                               YOUTHLINE USA, INC.
                           CONSOLIDATED BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                              December 31,        June 30,
                                                                                  1999              2000
                                                                              ------------      ------------
                                                                                                 (Unaudited)
CURRENT LIABILITIES:
   Accounts Payable and Accrued Expenses                                      $    203,938      $  1,227,971
   Unearned Revenue                                                                 76,180           148,609
   Current Portion of Notes Payable                                              1,530,000         2,500,000
                                                                              ------------      ------------

      TOTAL CURRENT LIABILITIES                                                  1,810,118         3,876,580
                                                                              ------------      ------------

LONG TERM LIABILITIES
  Notes Payable                                                                    220,000           250,000
                                                                              ------------      ------------

     TOTAL LONG TERM LIABILITIES                                                   220,000           250,000
                                                                              ------------      ------------

      TOTAL LIABILITIES                                                          2,030,118         4,126,580
                                                                              ------------      ------------

STOCKHOLDERS' EQUITY:
  Preferred Stock, $.0001 Par Value, 5,000,000 Shares Authorized,
  No Shares Outstanding                                                                  -                 -
   Common Stock, $.0001 par value, 50,000,000 Shares Authorized;
   10,071,665 and 11,639,165 shares issued and outstanding, respectively,            1,007             1,164
   Additional Paid In Capital                                                    4,244,195        11,733,444

(Deficit)                                                                       (5,287,238)      (14,544,615)
                                                                              ------------      ------------

      TOTAL STOCKHOLDERS' EQUITY                                                (1,042,036)       (2,810,007)
                                                                              ------------      ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $    988,082      $  1,316,573
                                                                              ============      ============

                 See accompanying notes to financial statements

                               YOUTHLINE USA, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999
               AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                             December 31,                     June 30,
                                                                        1998            1999            1999            2000
                                                                    ------------    ------------    ------------    ------------
                                                                                                            (Unaudited)
NET SALES                                                           $     14,707    $    168,967    $     29,559    $    567,035
                                                                    ------------    ------------    ------------    ------------

OPERATING EXPENSES:
  Cost of Goods Sold (Exclusive of Depreciation and Amortization,
     shown separately below)                                             163,224         321,320          63,153       1,336,643
  Employee Stock Based Compensation                                                                            -       1,550,000
  Payroll and Related Costs                                               48,381       1,355,324          21,701       1,021,543
  Consulting Services                                                          -       1,228,268               -       1,558,545
  Selling Expenses                                                        51,914         333,580          38,164         955,587
  Professional Fees                                                       14,445         158,060           7,213          94,055
  General and Administrative                                              25,047         162,228          20,616         318,830
  Depreciation and Amortization                                           10,529          34,035           3,281          41,962
                                                                    ------------    ------------    ------------    ------------

  TOTAL OPERATING EXPENSES                                               313,540       3,592,815         154,128       6,877,165
                                                                    ------------    ------------    ------------    ------------

     Loss from operations before provision for income taxes             (298,833)     (3,423,848)       (124,569)     (6,310,130)
                                                                    ------------    ------------    ------------    ------------

OTHER INCOME AND EXPENSES

  Interest Expense (Net of Interest Income of $3,267 in 2000
     and $0 in 1999)                                                      23,218       1,362,952           9,114       2,947,047
                                                                    ------------    ------------    ------------    ------------

     Loss before provision for Income Taxes                             (322,051)     (4,786,800)       (133,683)     (9,257,177)
                                                                    ------------    ------------    ------------    ------------

PROVISION FOR STATE INCOME TAX                                               300             200             200             200
                                                                    ------------    ------------    ------------    ------------

     Net Loss                                                       $   (322,351)   $ (4,787,000)   $   (133,883)   $ (9,257,377)
                                                                    ============    ============    ============    ============

Net Loss per Common Share (Basic and Diluted)                       $      (0.06)   $      (0.51)   $      (0.02)   $      (0.85)
                                                                    ============    ============    ============    ============

Weighted Average Common Shares Outstanding                             5,507,972       9,435,216       5,508,200      10,855,415
                                                                    ============    ============    ============    ============

                 See accompanying notes to financial statements

                               YOUTHLINE USA, INC.
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)
               FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED)
                 AND THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                 Common Stock                       Capital      Accumulated
                                                   Number of          Par        in excess of      Deficit            Total
                                                 ------------    ------------    ------------    ------------     ------------
Balance at December 31, 1998                        5,508,200    $        551    $    118,212    $   (500,238)    $   (381,475)
     Contribution to Paid-in-Capital                        -               -         523,215               -          523,215
     Sale of Common Stock                           4,400,000             440          44,000               -           44,440
     Stock Issued for Services and
        Value Ascribed to Warrants                    163,465              16       3,308,768               -        3,308,784
     Convertible Notes - Beneficial Interest                -               -         250,000               -          250,000
     Net Loss for Period                                    -               -               -      (4,787,000)      (4,787,000)
                                                 ------------    ------------    ------------    ------------     ------------

Balance at December 31, 1999                       10,071,665           1,007       4,244,195      (5,287,238)      (1,042,036)

     Sale of Common Stock                             910,000              91       1,819,909               -        1,820,000

     Stock Issued for Services and Financings         657,500              66       2,521,340               -        2,521,406

     Value Ascribed to Issuance of Warrants                 -               -       1,790,000               -        1,790,000

     Convertible Notes - Beneficial Interest                -               -       1,358,000               -        1,358,000

     Net Loss for Period                                    -               -               -      (9,257,377)      (9,257,377)
                                                 ------------    ------------    ------------    ------------     ------------

Balance at June 30, 2000                           11,639,165    $      1,164    $ 11,733,444    $(14,544,615)    $ (2,810,007)
                                                 ============    ============    ============    ============     ============

Balance at December 31, 1998                        5,508,200    $        551    $    118,212    $   (500,238)    $   (381,475)

     Net Loss for Period                                    -               -               -        (133,883)        (133,883)
                                                 ------------    ------------    ------------    ------------     ------------

Balance at June 30, 1999                            5,508,200    $        551    $    118,212    $   (634,121)    $   (515,358)
                                                 ============    ============    ============    ============     ============


                 See accompanying notes to financial statements

                               YOUTHLINE USA, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999
               AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                           December 31,                     June 30,
                                                                      1998            1999            1999            2000
                                                                   -----------     -----------     -----------     -----------
                                                                                                           (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
     NET LOSS FROM OPERATIONS                                      $  (322,351)    $(4,787,000)    $  (133,883)    $(9,257,377)
     Adjustments to reconcile net loss from operations
     to net cash used by operating activities:
   Depreciation and Amortization Expense                                10,529          34,035           1,477          41,962
   Common Stock Issued for Services                                          -       1,507,868               -       1,460,906
   Stock Based Compensation                                                  -       1,800,900               -       1,550,000
   Interest Expense - Beneficial Conversion Interest and
        Intrinsic Value of Warrants                                          -         250,000               -       2,658,500
   Increase in Accounts Receivables                                     (1,729)        (89,708)              -        (521,779)
   Increase in Subscriptions Receivable                                      -               -               -         (80,000)
   Increase (Decrease) in Prepaid Expenses                              35,269         (20,753)              -         (36,522)
   Increase in Accounts Payable and Accrued Expenses                    25,215         142,854           3,902       1,024,033
   Increase in Unearned Revenues                                             -          50,965           1,771          72,429
                                                                   -----------     -----------     -----------     -----------

   NET CASH USED BY OPERATIONS                                        (253,067)     (1,110,839)       (126,733)     (3,087,848)
                                                                   -----------     -----------     -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchase of Office Equipment                                           -        (205,000)              -        (140,112)
      Repayment of Notes Payable                                        (3,124)       (114,157)              -        (500,000)
                                                                   -----------     -----------     -----------     -----------

    NET CASH USED BY INVESTING ACTIVITIES:                              (3,124)       (319,157)              -        (640,112)
                                                                   -----------     -----------     -----------     -----------
 CASH FLOWS FROM INVESTING ACTIVITIES:
      Increase in Loans and Exchanges                                  311,973          15,346          64,974               -
     (Decrease) in Loans and Exchanges                                (305,799)        (80,373)              -               -
      Sale of Common Stock                                                   -               -               -       1,820,000
      Proceeds of Bridge Financing                                           -         500,000               -               -
      Issuance of Promissory Notes                                           -               -               -         500,000
      Proceeds fom Notes Payable - Officers                            250,000               -               -               -
      Sale of Common Stock and Contributions to Paid-in-Capital              -         567,655               -               -
      Issuance of Convertible Promissory Notes                               -       1,000,000               -       1,000,000
                                                                   -----------     -----------     -----------     -----------

    NET CASH PROVIDED BY FINANCING ACTIVITIES                          256,174       2,002,628          64,974       3,320,000
                                                                   -----------     -----------     -----------     -----------
 Net (Decrease) Increase  in Cash and Cash Equivalents                     (17)        572,632         (61,759)       (407,960)

 Cash and Cash Equivalents at Beginning of Year                            105              88            (738)        572,720
                                                                   -----------     -----------     -----------     -----------
 Cash and Cash Equivalents at End of Year                          $        88     $   572,720     $   (62,497)    $   164,760
                                                                   -----------     -----------     -----------     -----------

 SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash Paid During the Period for
    Interest                                                       $     2,567     $    15,325     $         -     $   222,868
                                                                   ===========     ===========     ===========     ===========
    Income Taxes                                                   $       300     $       300     $       200     $       580
                                                                   ===========     ===========     ===========     ===========

  NON CASH INVESTING ACTIVITIES:

   Capitalization of Officers' Loans                               $   103,479     $         -     $         -     $         -
                                                                   ===========     ===========     ===========     ===========

                 See accompanying notes to financial statements

                               YOUTHLINE USA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 (AUDITED) AND
                            JUNE 30, 2000 (UNAUDITED)


NOTE 1      DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
            PRINCIPLES

            REVERSE ACQUISITION

            In August 1999, the Company acquired all of the outstanding capital stock of S&S Plus, Inc., a wholly owned subsidiary of the Company which operated the publication of Youthline USA, in exchange for the issuance of 5,500,000 shares of its common stock, representing a majority of the total issued and outstanding capital stock of the Company. On such date, the previous management's directors and officers resigned and were replaced with the current officers and directors.

            This exchange has been accounted for as a reverse acquisition, since the former owners of S & S Plus, Inc. owned a majority of the outstanding stock of Youthline USA, Inc after the acquisition. Accordingly, the combination of the two companies is recorded as recapitalization of shareholders' equity of S & S Plus, Inc, pursuant to which S & S Plus, Inc. is treated as the continuing entity for accounting purposes and the historical financial statements presented are those of S & S Plus, Inc. Youthline USA had nominal assets consisting of cash in the amount of $11,826, and had no operations for the two years ended December 31, 1999.

            A) BACKGROUND

            YouthLine USA, Inc. (the "Company") was incorporated on July 27, 1999 pursuant to the laws of the State of Delaware as the successor to Ult-I-Med Health Centers, Inc., a Utah corporation ("Ult-I-Med"), which was incorporated in 1983 under the laws of the State of Utah (originally under the name Picadilly Technology, Inc.). The Company was organized to effectuate a reincorporation of Ult-I-Med with and into the Company on August 16, 1999.

            Ult-I-Med was originally organized to engage in the mining of metalliferous chemicals. In 1988, Ult-I-Med ceased such activities and began engaging in the business of owning and operating camping and recreation facilities. In 1991, Ult-I-Med ceased such activities and began engaging in the business of owning and operating supervised primary care, health and rehabilitation centers. In January 1996, Ult-I-Med filed a Chapter 11 bankruptcy petition. Ult-I-Med liquidated all of its assets and its plan of reorganization was filed with the court in February 1998. All of Ult-I-Med debts were paid subsequent to June 30, 1999, and the court entered a final decree on September 24, 1999. Ult-I-Med had prepetition indebtedness of $268,919 in its entirety, consisting of secured and unsecured liabilities. All but $132,033 of the secured liabilities were discharged in the chapter 11 bankruptcy.

                               YOUTHLINE USA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 (AUDITED) AND
                            JUNE 30, 2000 (UNAUDITED)


NOTE 1      DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
            PRINCIPLES
(Continued)


            B) FRESH-START REPORTING

            The Company's Reorganization Plan under Chapter 11 was confirmed by the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division. The formal confirmation was entered in January 1996 and the court consummated the reorganization plan on September 24, 1999. As a result of the confirmation of the Reorganization Plan, the Company implemented fresh-start reporting as of January 1996. Under the provisions of AICPA Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganizations under the Bankruptcy Code", the Company was required to adopt fresh-start reporting upon emergence from Chapter 11 that resulted in a new reporting entity with no retained earnings or accumulated deficit as of January 1996.
            Accordingly, all assets and liabilities were restated to reflect their reorganization value, which approximates fair value at the date of reorganization.

            The Bankruptcy court confirmed the Company's plan of reorganization in January 1996. It was determined that the Company did not have any assets as of the confirmation date, and the prior management contributed the necessary funds to pay off its post petition liabilities.

            The Company's total secured and unsecured debts aggregated $132,033. As of October 11, 1999, the Company satisfied all such debts.

            C) MERGER AND RECAPITALIZATION

            In August 1999, the Company acquired all of the outstanding capital stock of S&S Plus, Inc., a wholly-owned subsidiary of the Company which operated the publication of Youthline USA, in exchange for the issuance of 5,500,000 shares of its common stock, representing a majority of the total issued and outstanding capital stock of the Company. On such date, the previous management's directors and officers resigned and were replaced with the current officers and directors. This exchange will be accounted for as a reverse acquisition under the purchase method of accounting, since the former shareholders of the S & S Plus, Inc. will own a majority of the outstanding stock of the Company after the acquisition. Accordingly, the combination of the two companies will be recorded as recapitalization of shareholders' equity of S & S Plus, Inc., pursuant to which S & S Plus, Inc. is treated as the continuing entity for accounting purposes and the historical financial statements presented will be those of S & S Plus, Inc.

            D) DESCRIPTION OF BUSINESS

            The Company, through its wholly owned subsidiary, S & S Plus, Inc., publishes YOUTHLINE USA, a weekly newspaper and a monthly magazine written and designed for children ages 8 through 13.

                               YOUTHLINE USA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 (AUDITED) AND
                            JUNE 30, 2000 (UNAUDITED)


NOTE 1      DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
            PRINCIPLES
(Continued)

            In every respect, it is similar to an adult newspaper, except that it is written at the children's level and it filters out news that is not age appropriate. It is designed to attract and engage the attention of children within this age range.

            The Company also produces its website, YOUTHLINE-USA.COM which is a subscription based website rich in educational and entertainment content. The Company generates revenue through the sale of print and website subscriptions, advertisement space and corporate sponsorships. Subscriptions can either be bulk subscriptions ordered by schools, or as individual subscriptions for children to read at home.

            E) CONSOLIDATED FINANCIAL STATEMENTS

            The consolidated financial statements include the accounts of the Company and its subsidiary. All significant inter-company accounts and transactions are eliminated. Management of the Company has made estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles.

            F) CASH EQUIVALENTS

            For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

            G) ACCOUNTS RECEIVABLE AND REVENUE RECOGNITION

            Accounts receivable consists of balances due the Company for newspaper and advertising revenues. Accounts receivable are current, accordingly, a provision for bad debt is not required. The Company recognizes revenues through the sale of newspaper subscriptions, website subscriptions and advertising. Subscription revenues are recognized over the term of the contract which is generally one year. Advertising revenues are recorded upon the placement of a sponsor's advertisement in the Company's newspaper and delivery to subscribers.

            H) FIXED ASSETS

            Computer equipment and furniture and fixtures are depreciated using the straight-line method over their estimated useful lives ranging from five to seven years. The costs of additions and betterment are capitalized, repairs and maintenance costs are charged to general and administrative expenses. Organization costs are amortized over a period of five years on a straight-line basis.

            Intangible assets represents the purchase price at fair market value of trademarks, goodwill and customer lists. Intangible assets are being amortized over a period of five years using the straight line method. The annual amortization expense for 1999 was $13,000. At December 31, 1999, accumulated amortization was $13,000. The amortization expense for the six months ended June 30, 2000 was $20,500.

                               YOUTHLINE USA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 (AUDITED) AND
                            JUNE 30, 2000 (UNAUDITED)

NOTE 1      DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
            PRINCIPLES
(Continued)

            I) EARNINGS PER SHARE

            Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" discusses the computation and presentation of earnings per share ("EPS"). Basic EPS, as defined by SFAS No. 128, is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period, ignoring any potential effects of dilution. Diluted EPS reflects the potential dilution that would occur if securities, or other contracts to issue common stock, were exercised for which the market price of the common shares exceeds the exercise price, less shares which could have been purchased by the Company with related proceeds. The additional shares of common stock converted would then share in the earnings of the entity.

            There were 2,840,000 common stock options outstanding as of December 31, 1999. As a result of the losses reported in the periods presented, these options, if exercised, would be antidilutive. Accordingly, Basic EPS and diluted earnings per share are the same as presented in the financial statements. The weighted-average number of shares used in the computation of per share data was 5,507,972 in 1998 and 9,435,216 in 1999.

            There were 7,155,000 common stock options/warrants outstanding as of June 30, 2000. As a result of the losses reported in the periods presented, these options, if exercised, would be antidilutive. Accordingly, Basic EPS and diluted earnings per share are the same as presented in the financial statements. The weighted-average number of shares used in the computation of per share data was 10,885,415 in June 2000 and 5,508,200 in June 1999.

            J) INCOME TAXES

            Effective January 7, 1997, the Company applied for, and received approval to be taxed as an "S" Corporation for Federal and State income tax purposed. The effect of this election is that taxable results of operations and tax credits are reportable on the individual tax returns of the stockholders. Accordingly, for 1999 and 1998, no Federal Corporate income taxes have been provided in these financial statements. However, a provision for the minimum corporate state taxes has been included.

            The Company intends to follow Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes" when either operations achieve profitability or the realization of net operating loss benefits can more readily be measured, whichever occurs first.

            K) USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from estimates.

                               YOUTHLINE USA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 (AUDITED) AND
                            JUNE 30, 2000 (UNAUDITED)

NOTE 2      FIXED ASSETS - OFFICE AND EQUIPMENT SOFTWARE

            Office equipment and software consist of the following:

                                                   December 31,      June 30,
                                                       1999            2000
                                                   ----------      ----------

            Office Equipment and Software          $  142,866      $  282,978
            Less:  Accumulated Depreciation           (35,071)        (55,948)
                                                   ----------      ----------
                 Net Book Value                    $  107,795      $  227,030
                                                   ==========      ==========

            Depreciation expense for the years ended December 31, 1999 and 1998 amounted to $19,677 and $9,359, respectively. Depreciation expense for the six months ended June 30, 2000 and 1999 amounted to $20,877 and $2,696, respectively.

            Other Assets and Organization costs consist of the following:

                                                   December 31,      June 30,
                                                       1999            2000
                                                   ----------      ----------

            Organization Costs                       $  5,850       $  5,850
            Less:  Accumulated Depreciation            (2,578)        (3,163)
                                                     --------       --------
                 Net Book Value                      $  3,272       $  2,687
                                                     ========       ========

            Amortization expense for the years ended December 31, 1999 and 1998 amounted to $1,170 for each period. The amortization expense for the six months ended June 30, 2000 and 1999 was $585 for each period.

NOTE 3      EMPLOYMENT AGREEMENTS

            The Company executed two employment contracts on May 28, 1999 with certain senior executives for future services that vary in length for periods of up to five years. Each employment contract will call for a base salary of $115,000 with annual increases of 7% per annum. The contracts also include options to purchase 10,000 shares of the Company's common stock at a 20% discount off the maximum price per share in the Company's next private placement. Additionally, the employment contract also includes a one-time signing bonus equal to $30,000 payable as follows: $10,000 within 30 days of signing the contract, and the balance of $20,000 payable upon the Company attaining 10,000 subscribers for a period of two consecutive months.

            The employment agreements were amended in June and August 2000 to increase the base salary to $160,000 annually. The amended agreement also calls for the issuance of 20,000 warrants at an exercise price of $.10 per warrant and 1% in cash, for each $1,000,000 of revenues received by the Company commencing January 1, 2001. The contracts also include options to purchase 10,000 shares of the Company's common stock at a 20% discount off the maximum price per share in the Company's next private placement. Additionally, the employment contract also includes a one-time signing bonus equal to $30,000 payable as follows: $10,000 within 30 days of signing the contract (this amount has been paid), and the balance of $20,000 (accrued as of June 30, 2000) payable upon the Company attaining 10,000 subscribers for a period of two consecutive months.

                               YOUTHLINE USA, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 (AUDITED) AND
                            JUNE 30, 2000 (UNAUDITED)


NOTE 4      NOTES PAYABLE

            A) On February 1, 1998, the Company issued two promissory notes in the principal amount of $125,000, payable to Saki Dodelson (President) and Susan Gertler (Vice-President), aggregating $250,000. The notes bear interest at an annual rate of 9%, payable monthly. Principle repayment will be deferred until the gross annual sales of the Company reach $1,000,000; at which point the Company will repay $15,000 of principle on each note annually. The accrued interest payable on these notes aggregated $30,025 through December 31, 1999. Accrued interest payable on these notes aggregated $28,150 through June 30, 2000.

            B) On August 31, 1999, the Company entered into a bridge financing agreement aggregating $500,000 (the "Note"). The note bears interest at 8% per annum, matures on January 19, 2000, and is secured by all assets and properties owned by the Company. Additionally, in consideration for such financing, the Company issued 100,000 shares of its $.0001 par value common stock of $10.0 per share. The Company recorded a $1,000,000 commission expense in connection with the financing agreement. Additionally, in connection with the placement of such financing, the Company also paid a one-time fee of $50,000 to Robb Peck McCooey Clearing Corporation and issued 50,000 warrants at an exercise price of $.10 per share. This transaction was with an unrelated third party. The note was repaid in January 2000.

            C) On December 14, 1999, and December 21, 1999, the Company issued two convertible promissory notes in the principal amount of $500,000 each, aggregating $1,000,000. The notes bear interest at an annual rate of 8.5% and mature on December 14, 2000 and December 21, 2000, respectively. Interest and principal will be paid at maturity. Additionally, any portion of the notes and accrued interest can also be converted into shares of common stock at the lenders' option at a price equal to 20% below the fair market value of the common shares, with a minimum conversion price of $3.00 per share, and a maximum price of $4.875 per share. The Company recorded a one-time interest expense of $250,000 which is the intrinsic value of the beneficial conversion feature of the note. The fair market value of the stock at the date of issuance was $3.75 and $5.00 per common share on December 14, 1999 and December 21, 1999, respectively.

            D) During the first quarter ending March 31, 2000, the Company issued several convertible promissory notes aggregating $1,000,000. The notes bear interest at an annual rate of 8.5% and mature one year from the date of issuance. Interest and principal will be repaid at maturity. Additionally, any portion of the notes and accrued interest can also be converted into shares of common stock at the lenders' option at a price equal to 20% below the fair market value of the common shares, with a minimum conversion price of $3.00 per share, and a maximum price of $4.875 per share. The Company recorded a one-time interest expense of $1,378,000 which is the intrinsic value of the beneficial conversion feature of the note. The fair market value of the stock at the date of issuance ranged between $10.69 and $12.13 per common share.

                               YOUTHLINE USA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 (AUDITED) AND
                            JUNE 30, 2000 (UNAUDITED)

            E) On April 10, 2000, the Company issued a note for $250,000. The note bears interest at an annual rate of 6.0% and matures on July 10, 2000. Additionally, in consideration of the loan, the Company issued 150,000 warrants to purchase common stock at $3.00 per share with an expiration date of December 31, 2004.

            F) On May 17, 2000, the Company issued a note for $250,000. The note bears interest at an annual rate of 8.5% and matures on October 17, 2000. In consideration of such loan, the Company issued 250,000 shares of its restricted common stock. The 250,000 shares of the Company's common stock were contingent upon the lender making an additional loan of $300,000. The loan was made and subsequently repaid. Accordingly, the Company recorded a one-time interest expense aggregating $812,500 based on the fair market value of the stock at the time of issuance.

            Long Term Debt consists of the following:


                                                      DECEMBER 31, 1999
                                             ---------------------------------
                                                TOTAL     LONG TERM   CURRENT
                                             ----------   ---------  ----------

            A)  Notes Payable - Officers     $  250,000    $220,000  $   30,000

            B)  Bridge Financing (Paid off
                   January 2000)                500,000           -     500,000

            C)  Convertible Promissory Notes  1,000,000           -   1,000,000
                                             ----------    --------  ----------

                                             $1,750,000    $220,000  $1,530,000
                                             ==========    ========  ==========

            At December 31, 1999, the aggregate of amount of required payments on long-term debt was as follows:

                                    2000                $1,530,000
                                    2001                    30,000
                                    2002                    30,000
                                    2003                    30,000
                                    2004                    30,000
                              Thereafter                   100,000
                                                        ----------

            Total Payments                              $1,750,000
                                                        ==========

                                                        JUNE 30, 2000
                                               --------------------------------
                                                 TOTAL    LONG TERM    CURRENT
                                               ---------- ---------  ----------

            A)  Notes Payable - Officers       $  250,000  $250,000  $        -

            B)  Convertible Promissory Notes    1,000,000         -   1,000,000

            C)  Convertible   Promissory Notes  1,000,000         -   1,000,000

            E)  Note Payable                      250,000         -     250,000

            F)  Note Payable                      250,000         -     250,000
                                               ----------  --------  ----------
                                               $2,750,000  $250,000  $2,500,000
                                               ==========  ========  ==========

                               YOUTHLINE USA, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 (AUDITED) AND
                            JUNE 30, 2000 (UNAUDITED)


NOTE 4      NOTES PAYABLE
(Continued)

            At June 30, 2000, the aggregate of amount of required payments on long-term debt was as follows:

                                    2000                 $  30,000
                                    2001                    30,000
                                    2002                    30,000
                                    2003                    30,000
                                    2004                    30,000
                              Thereafter                   100,000
                                                         ---------
            Total Payments                               $ 250,000
                                                         =========

NOTE 5      LOANS AND EXCHANGES

            Certain officers advanced the Company funds. Such advances bore no interest and had no definite repayment terms. At January 1, 1999, these advances amounted to $79,827. During 1999, $56,596 was repaid in cash and the difference of $23,231 was contributed to additional paid-in-capital. At March 31, 2000, advances amounted to $120,000, which were subsequently repaid in April 2000.

NOTE 6      CAPITAL STOCK

            Effective March 29, 1999, the Board of Directors declared a reverse stock split of one thousand shares of common stock for one common share of the Company's common stock. The effect of the reverse stock split was to reduce the total outstanding common shares to 7,972. All references to number of shares, except shares authorized, and to per share information in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis, for all periods presented.

            The Company is currently authorized to issue 50,000,000 shares of its common stock, $.0001par value. As of December 31, 1999, there were 10,071,437 shares of common stock issued and outstanding.

            The Company has 5,000,000 authorized shares of preferred stock, $.0001 par value. The Company presently has no issued and outstanding preferred stock.

            On March 30, 1999, the Company completed a private placement offering of 4,400,000 shares of its common stock for an aggregate price of $44,000.

            In July 1999, the Company issued 33,465 shares of its common stock to seven persons at $7.50 per share, in settlement of any claims such persons may have against the Company. The Company increased its expenses and paid-in-capital by $250,988.

            In August 1999, the Company issued 5,500,000 shares of its common stock, $.0001 par value, in exchange for all the outstanding stock of S&S Plus, Inc. The consolidated financial statements have been restated to reflect the effect of the acquisition of S&S Plus, Inc.

                               YOUTHLINE USA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 (AUDITED) AND
                            JUNE 30, 2000 (UNAUDITED)

NOTE 6      CAPITAL STOCK
(Continued)

            On August 19, 1999, the Company purchased the domain name "www.Lessonstop.org", and its subscriber list, in exchange for 20,000 shares of common stock, $.0001 par value per share at a fair market value of $7.75 per share for an aggregate amount of $155,000. The Company did not assume any liabilities or obligations relating to the purchased assets.

            On August 31, 1999, the Company entered into a bridge financing agreement aggregating $500,000 (the "Note"), see Subsequent Events (Note 14). The note bears interest at 8% per annum, matures on January 19, 2000, and is secured by all assets and properties owned by the Company. Additionally, in consideration for such financing, the Company issued 100,000 shares of its $.0001 par value common stock of $10.0 per share. The Company recorded a $1,000,000 commission expense in connection with the financing agreement.

            Additionally, in connection with the placement of such financing, the Company also paid a one-time fee of $50,000 to Robb Peck McCooey Clearing Corporation and issued 50,000 warrants at an exercise price of $.10 per share with a deemed fair market value of $25,500, which expire December 31, 2004.

            In September 1999, the Company issued 10,000 shares of its common stock at $10.00 per share for consulting services rendered. The Company increased its expense and paid-in-capital by $100,000.

            During the six months ended June 30, 2000, the Company issued 1,567,500 shares of common stock. Of such shares 910,000 were sold at $2.00 per share, aggregating $1,820,000. The balance of the common shares issued totaling 657,500 were issued for services and as additional consideration in connection with loan financings. The Company recorded a total of $2,521,406 in expenses from the issuance of such shares.

NOTE 7      FAIR VALUE OF FINANCIAL INSTRUMENTS

            The following methods and assumptions were used to estimate the fair value of financial instruments:

            Cash and Cash Equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

            Accounts Receivable and Accounts Payable. The carrying amount of accounts receivable and accounts payable in the balance sheet approximates fair value.

            Short-Term and Long-Term Debt. The carrying amount of the revolving credit facility approximates fair value. The carrying amounts of the Company's financial instruments at December 31, 1999 and June 30, 2000 approximate fair value with the exception of the interest rate swap agreement.

                               YOUTHLINE USA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 (AUDITED) AND
                            JUNE 30, 2000 (UNAUDITED)

NOTE 8      INCOME TAXES

            As of December 31, 1998 the Company has no available unused Federal and State net operating loss carry forwards that may be applied against future taxable income. Further, since S & S Plus, Inc was a sub chapter S Corporation prior to the reverse acquisition, the net operating losses are passed through to the former stockholders of S & S Plus, Inc., and therefore cannot be utilized by the Company. Accordingly, no deferred tax benefit has been recorded in the consolidated statements of operations.

            As of December 31, 1999 the Company had $6,322,781 in available unused Federal and State net operating loss carry forwards that may be applied against future taxable income. These losses will expire over a period of twenty years.

            The Company intends to follow Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes" when either operations achieve profitability or the realization of net operating loss benefits can more readily be measured, whichever occurs first.

NOTE 9      SECURED AND UNSECURED CREDITORS

            The Company set up a provision of $132,033 for secured and unsecured creditors, in accordance with the filing of the bankruptcy. Ult-I-Med Health Centers, Inc., incurred this liability prior to December 31, 1996. The liability was satisfied in October 1999. The current outstanding balance is zero.

NOTE 10     COMMITMENTS AND CONTINGENCIES

            The Company entered into a five-year lease agreement with United Securities Services, Inc. The lease currently calls for monthly rental of $6,998 for approximately 4,533 square feet of office space located in Lakewood, New Jersey.

            At December 31, 1999, the Company is committed to total minimum rental under all noncancellable operating leases of $200,355. Generally, these leases include additional charges for tax escalation and other expenses. The minimum future rental commitments are payable at $42,180 per year for five years.

            The Company entered into a three-year lease agreement on May 1, 2000 with Cresskill Millennium Associates, LLC. The lease currently calls for monthly rental of $1,727 including maintenance for approximately 1,275 square feet of office space located in Cresskill, New Jersey.

            At June 30, 2000, the Company is committed to total minimum rental under all noncancellable operating leases of $249,960. Generally, these leases include additional charges for tax escalation and other expenses. The minimum future rental commitments are payable at $61,305 per year for five years.

                               YOUTHLINE USA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 (AUDITED) AND
                            JUNE 30, 2000 (UNAUDITED)


NOTE 11     WARRANTS

            As of December 31 1999, warrants consisted of the following:

                         WARRANTS           EXERCISE           DATE OF
                        OUTSTANDING           PRICE          EXPIRATION
                        -----------           -----          ----------

                            450,000            $1.0       December 31, 2004
                            590,000            $3.0       December 31, 2004
                          1,050,000            $5.0       December 31, 2004
                            350,000            $7.0       December 31, 2004
                            350,000             $10       December 31, 2004
                             50,000            $.10       December 31, 2004
                          ---------
            Total         2,840,000
                          =========

            As of December 31, 1999, no warrants have been exercised. All of the outstanding warrants are restricted subject to Rule 144 of the act.

            The Company has elected to follow APB No. 25, "Accounting for Stock Issued to Employees" to account for warrants issued to its employees. Under APB No. 25, when the exercise price of the Company's warrants issued to its employees are less than the fair value price of the underlying stock at the date of the grant, than compensation will be recognized by the Company. The Company had granted 450,000 warrants to certain key employees at exercise prices that were below the fair value of the underlying stock. Accordingly, the Company recorded stock-based compensation of $900,000 for the year ended December 31, 1999 based upon the intrinsic value of the options at the grant date. No stock warrants were issued in 1998.

            Pro forma information regarding earnings (loss) per common share is required by SFAS #123, and has been determined as if the Company had accounted for its warrants under the fair value method of that statement. In 1999, the fair market value of these warrants was estimated at the date of the grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions for 1999: risk-free interest rate of 6.5%; dividend yield of 0%; volatility factor for the expected market price of the Company's common stock of 54.31%; and a weighted average expected life of the option of four years.

            The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options. In addition, option valuation models require the input of highly subjective assumptions included the expected stock price volatility. Because the Company's stock options have characteristics significantly different for those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. During the year ended December 31, 1999 the Company recorded $900,900 in stock-based compensation on the 990,000 warrants outstanding issued to consultants.

                               YOUTHLINE USA, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 (AUDITED) AND
                            JUNE 30, 2000 (UNAUDITED)

NOTE 11     WARRANTS
(Continued)

            In accordance with the provision of SFAS #123, the Company applies APB No. 25 and related interpretations in accounting for stock warrants issued to its employees, and, accordingly, does not recognize compensation costs for warrants with an exercise price greater then the fair value of common shares at the time of the grant. However, if the Company had elected to recognize compensation costs based on the fair value of the warrants granted at grant date as prescribed by SFAS #123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below.

                                                 1999                 1998
                                                 ----                 ----
             Net Loss - as reported         $ (4,525,603)        $  (322,351)
             Net Loss - pro forma           $ (5,834,603)        $  (322,351)
             Loss Per Share - as reported   $       (.48)        $      (.54)
             Loss Per Share - pro forma     $       (.61)        $      (.54)

            The fair value of each warrant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

             Expected dividend yield                                    0.0%
             Expected stock price volatility                          54.31%
             Risk free interest rate                                    6.5%

            The expected life of the options is 4 years, and they are immediately exercisable upon issuance without restrictions.

            The weighted average fair value of options granted during 1999 is $5.22 per share.

            As of June 30, 2000, warrants consisted of the following:


                         WARRANTS             EXERCISE           DATE OF
                        OUTSTANDING             PRICE          EXPIRATION
                        -----------             -----          ----------

                          1,850,000             $1.00       December 31, 2004
                          1,190,000             $3.00       December 31, 2004
                            965,000             $4.00       December 31, 2004
                          1,375,000             $5.00       December 31, 2004
                            650,000             $7.00       December 31, 2004
                            250,000             $9.00       December 31, 2004
                            425,000            $10.00       December 31, 2004
                             50,000             $ .10       December 31, 2004
                            100,000            $14.63          March 31, 2003
                            300,000            $12.00       December 31, 2004
                          ---------
            Total         7,155,000
                          =========

                               YOUTHLINE USA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 (AUDITED) AND
                            JUNE 30, 2000 (UNAUDITED)


NOTE 11     WARRANTS
(Continued)

            As of June 30, 2000, no warrants have been exercised. All of the outstanding warrants are restricted subject to Rule 144 of the act.

            The Company has elected to follow APB No. 25, "Accounting for Stock Issued to Employees" to account for warrants issued to its employees. Under APB No. 25, when the exercise price of the Company's warrants issued to its employees are less than the fair value price of the underlying stock at the date of the grant, than compensation will be recognized by the Company. During the six months ended June 30, 2000, the Company granted an additional 400,000 warrants to certain employees. Of the 400,000 warrants granted, 200,000 were at exercise price below the fair market value of the underlying stock. Accordingly, the Company recorded stock-based compensation of $1,550,000 for the six months ended June 30, 2000, based upon the intrinsic value of the options at the grant date and stock issued for services.

            Pro forma information regarding earnings (loss) per common share is required by SFAS #123, and has been determined as if the Company had accounted for its warrants under the fair value method of that statement. In 1999, the fair market value of these warrants was estimated at the date of the grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions for 1999: risk-free interest rate of 6.5%; dividend yield of 0%; volatility factor for the expected market price of the Company's common stock of 81.2%; and a weighted average expected life of the option of four years.

            The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different for those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

            The Company recorded $952,000 at June 30, 2000 in stock based compensation and $488,000 in interest in connection with debt financing on an aggregate of 3,815,0000 warrants issues to consultants.

            In accordance with the provision of SFAS #123, the Company applies APB No. 25 and related interpretations in accounting for stock warrants issued to its employees, and, accordingly, does not recognize compensation costs for warrants with an exercise price greater then the fair value of common shares at the time of the grant.

                               YOUTHLINE USA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 (AUDITED) AND
                            JUNE 30, 2000 (UNAUDITED)

NOTE 11     WARRANTS
(Continued)

            However, if the Company had elected to recognize compensation costs based on the fair value of the warrants granted at grant date as prescribed by SFAS #123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below.

                                                          June 30,
                                                 2000                 1999
                                                 ----                 ----


              Net Loss - as reported         $ (9,257,177)        $ (133,883)
              Net Loss - pro forma           $(11,357,372)        $ (133,883)
              Loss Per Share - as reported   $       (.85)        $     (.02)
              Loss Per Share - pro forma     $       (.71)        $     (.02)


            The fair value of each warrant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

              Expected dividend yield                                   0.0%
              Expected stock price volatility                          81.2%
              Risk free interest rate                                   6.5%

            The expected life of the options is 4 years, and they are immediately exercisable upon issuance without restrictions.

            The weighted average fair value of options granted during 1999 and 2000 is $5.22 and $4.51 per share, respectively.

NOTE 12     FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISKS

            The Company maintained approximately $472,720 in one bank in excess of amounts that would be insured by the Federal Depository Insurance Corporation. Management of the Company feels that the bank is well capitalized under FDIC guidelines.

NOTE 13     SUBSEQUENT EVENTS

            In July 2000, the Company received $1,500,000 from the sale of 750,000 shares of its common stock at $2.00 per share. The proceeds were used to partially payoff $775,000 of the notes outstanding.

            In July 2000, the Company cancelled 3,450,000 warrants issued at various prices to employees and related parties in exchange for the issuance of 5,840,000 warrants at an exercise price of $.10 per share.

            In August 2000, the Company issued a $400,000 promissory note. As consideration for such loan, the Company also issued 400,000 shares of the Company's Common Stock.

                               YOUTHLINE USA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 (AUDITED) AND
                            JUNE 30, 2000 (UNAUDITED)

            In September 2000 the Company issued a $500,000 promissory note. As consideration for such loan, the Company also issued 500,000 shares of the Company's Common Stock. Additionally, the Company issued $4,000,000 of convertible notes. As consideration for the financing, the Company issued 1,500,000 shares of Common Stock. These notes are convertible at a minimum of $.70 per share of Common Stock, or 75% of the average closing bid price. In connection with this financing, the Company issued 250,000 shares of Common Stock as a commission.

            The Company issued 6,437,000 shares of Common Stock to employees and consultants from July 1, 2000 through September 30, 2000.

--------------------------------------------------------------------------------

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

         ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN OR THAT ARE CURRENTLY DEEMED IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. THE RISKS AND UNCERTAINTIES DESCRIBED IN THIS DOCUMENT AND OTHER RISKS AND UNCERTAINTIES WHICH WE MAY FACE IN THE FUTURE WILL HAVE A GREATER IMPACT ON THOSE WHO PURCHASE OUR COMMON STOCK. THESE PURCHASERS WILL PURCHASE OUR COMMON STOCK AT THE MARKET PRICE OR AT A PRIVATELY NEGOTIATED PRICE AND WILL RUN THE RISK OF LOSING THEIR ENTIRE INVESTMENT.



                               YouthlineUSA, INC.

                      DISTRIBUTION OF 58,109,768 SHARES OF
                                  COMMON STOCK


                                ----------------
                                   PROSPECTUS
                                ----------------


                                ___________, 2000

--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law (the "GCL") empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of the performance of their duties as directors and officers. The GCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's by-laws, any agreement, vote of stockholders or otherwise.

         Article Ninth of our Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102 of the GCL. Article Tenth provides for indemnification of all persons whom it shall have the power to indemnify pursuant to Section 145 of the GCL.

         The effect of the foregoing is to require Youthline USA to the extent permitted by law to indemnify the officers and directors of Youthline USA for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Youthline USA pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         We do not currently have any liability insurance coverage for its officers and directors.

Item 25.  Other Expenses of Issuance and Distribution

         The following table sets forth the costs and expenses payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee:

         SEC registration fee......................................$ 6,649.63
         Printing and engraving expenses...........................$ 1,500
         Accounting fees and expenses..............................$10,000
         Attorneys' fees and expenses..............................$40,000
         Transfer agent's fees and expenses........................$ 1,000
         Miscellaneous.............................................$   850.37

                  Total............................................$60,000

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

         Set forth below is information regarding the issuance and sales of YouthlineUSA's common stock without registration during the last three years. Other than as set forth below, no such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.

             During the third quarter ended September 30, 2000, we issued 6,437,000 shares of common stock to employees and consultants, pursuant to
Section 4(2) of the Act.

             During the third quarter ended September 30, 2000, we issued 900,000 shares to two lenders, as additional consideration in connection with loans in the aggregate amount of $900,000, pursuant to Section 4(2) of the Act.

             During the third quarter ended September 30, 2000, we issued 750,000 shares of common stock, at $2.00 per share, to an accredited investor pursuant to Section 4(2) of the Act. We paid $75,000 in commissions in connection with such transaction.

             During the third quarter ended September 30, 2000, we issued 1,500,000 shares to two lenders, as additional consideration in connection with loans in the aggregate amount of $4,000,000, pursuant to Section 4(2) of the Act. We paid $300,000 and issued 250,000 shares as commissions in such transaction.

             During the third quarter ended September 30, 2000, we issued an aggregate of 13,185 shares of common stock upon cashless exercise of certain outstanding warrants, pursuant to Section 3(a)(9) of the Act.

             During the second quarter ended June 30, 2000, we issued 407,500 shares of common stock to employees and consultants, pursuant to Section 4(2) of the Act.

             During the second quarter ended June 30, 2000, we issued 250,000 shares of common stock to a lender, as additional consideration in connection with a loan in the amount of $550,000, pursuant to Section 4(2) of the Act.

             During the second quarter ended June 30, 2000, we issued 910,000 shares of common stock, at $2.00 per share, to accredited investors, pursuant to
Section 4(2) of the Act. We paid $91,000 in commissions in connection with such transactions.

             In September 1999, we issued 10,000 shares of common stock to a consultant for services rendered. The sale was made in reliance upon Section 4(2) of the Act.

         In connection with a $500,000 bridge financing in September 1999 in which we issued promissory notes in the aggregate amount of $500,000, we issued, for no additional consideration, 100,000 shares of common stock to nine (9) accredited investors. The sales were made in reliance upon Rule 506 of Regulation D under the Act. We paid commissions of 9% to the placement agent of the financing.

         In connection with the acquisition of all of the outstanding shares of S&S Plus, Inc. (a wholly-owned subsidiary of Youthline USA) in August 1999, we issued 5,500,000 shares of common stock to the shareholders of S&S. The sale was made in reliance upon Section 4(2) of the Act.

         In connection with the acquisition of Lesson Stop in August 1999, we issued 20,000 shares of common stock to an employee of Youthline USA. The sale was made in reliance upon Section 4(2) of the Act.

         In July 1999, we issued 33,465 shares of common stock to seven persons in settlement of any claims such persons may have had against us. The sales were made in reliance upon Section 4(2) of the Act.

         In March 1999, we sold 4,400,000 shares of common stock to eleven (11) accredited investors for an aggregate purchase price of $44,000. The sales were made in reliance upon Rule 504 of Regulation D under the Act.

ITEM 27.  EXHIBITS

Exhibit
Number         Name
------         ----

3.1            Certificate of Incorporation*
3.2            Certificate of Merger (Delaware)*
3.3            Articles of Merger (Utah)*
3.4            Plan of Merger*
3.5            Bylaws *
5.1            Opinion of Berlack, Israels & Liberman LLP**
10.1           Employment Agreement between the Company and Saki Dodelson*
10.2           Employment Agreement between the Company and Susan Gertler*
10.3           Bridge Loan Financing Agreement**
21.1           Subsidiaries of Youthline USA**
23.1 Consent of Michael C. Finkelstein & Co., independent certified public accountants
23.2           Consent of Counsel (see Exhibit 5.1)
27.1           Financial Data Schedule


* Incorporate by reference to the exhibits to the Company's Registration Statement on Form 10-SB (File No. 0-28725)

**   To be filed by amendment.

ITEM 28.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (a) To include any prospectus required by section 10(a)(3) of
            Securities Act.

                  (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(B) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of New York, State of New York, on October 12, 2000.

                                           YouthlineUSA, INC.



                                           By: /s/ SAKI DODELSON
                                               ---------------------------------
                                               Name:  Saki Dodelson
                                               Title: President, Treasurer,
                                                      Principal Executive/
                                                      Financial and Accounting
                                                      Officer and Director



         Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Name                                             Title                            Date
----                                             -----                            ----
/s/ JACOB Y. "ROCKY" STEFANSKY      Chairman of the Board of Directors      October 12, 2000
--------------------------------
Jacob Y. "Rocky" Stefansky

/s/ SAKI DODELSON                   President, Treasurer, Principal         October 12, 2000
--------------------------------    Executive/Financial and Accounting
Saki Dodelson                       Officer and Director

/s/ SUSAN GERTLER                   Vice President                          October 12, 2000
--------------------------------
Susan Gertler

/s/ EMANUEL YARMISH                 Director                                October 12, 2000
--------------------------------
Emanuel Yarmish

/s/ LOUIS LIBIN                     Director                                October 12, 2000
--------------------------------
Louis Libin